P.E. 2/19/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004130

Received SEC
APR - 7 2016
Washington, DC 20549

April 7, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 4-7-16

Lyuba Goltser
Weil, Gotshal & Manges LLP
lyuba.goltser@weil.com

Re: The Kroger Co.
Incoming letter dated February 19, 2016

Dear Ms. Goltser:

This is in response to your letters dated February 19, 2016 and March 14, 2016 concerning the shareholder proposal submitted to Kroger by the Domini Social Equity Fund. We also have received letters from the proponent dated March 4, 2016 and March 18, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Adam Kanzer
Domini Social Investments LLC
akanzer@domini.com

April 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 19, 2016

The proposal urges the board of directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company-owned and operated stores.

There appears to be some basis for your view that Kroger may exclude the proposal under rule 14a-8(i)(7), as relating to Kroger's ordinary business operations. In this regard, we note that the proposal relates to the products and services offered for sale by the company. Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Kroger omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Kroger relies.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Domini
SOCIAL INVESTMENTS℠

Investing for Good℠

March 18, 2016

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Via email to shareholderproposals@sec.gov

Re: The Kroger Co.
Request to Exclude Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of the Domini Social Equity Fund ("the Proponent"), in response to a letter submitted by counsel for The Kroger Co. ("the Company") dated March 14, 2016, supplementing their letter of February 19, 2016 which notified the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal") from the Company's proxy materials (A copy of the Company's "Supplemental Letter" is attached as Exhibit A). This letter supplements the Proponent's letter of March 4, 2016, responding to the Company's initial no-action request, which is attached as Exhibit B.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Lyuba Goltser, counsel to the Company, via e-mail at lyuba.goltser@weil.com.

The Proposal Focuses on a Significant Policy Issue Facing the Company and Must be Included in Kroger's Proxy Statement

The Company has not met its burden under Rule 14a-8(g) to show that the Proposal does not focus on a significant policy issue that transcends the Company's day-to-day business operations. In fact, the Company has presented no arguments why the Proposal fails to raise a significant policy issue, nor has it even stated, in either of its letters, that the Proposal fails to do so. The issue of mass shootings in America clearly passes every test we are aware of, and we have established a clear nexus to the Company.

The Proposal focuses exclusively on a significant policy issue that transcends the Company's day-to-day business, it does not seek to micro-manage the Company, is of significant ethical import and raises

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potentially significant reputational and legal risks for the Company, and is not impermissibly vague and indefinite.

For the reasons set forth below, we believe the Proposal must be included in Kroger's 2016 proxy statement because the Company has not carried its burden of proof pursuant to Rule 14a-8(g), and therefore respectfully request that the Company's request for no-action relief be denied.

The Company Mischaracterizes the Trinity Wall Street v. Wal-Mart decision and SLB 14H

Judge Shwartz, the author of the concurring opinion in *Trinity Wall Street v Wal-Mart*, 792 F.3d 323 (2015), quoted by Staff in *SLB 14H*, clearly rejected the majority's application of the production selection rationale, the primary basis for the Company's no-action request. The Company is asking Staff to apply the reasoning of the majority in that case.

The Company argues that we have "erroneously" suggested that Judge Shwartz determined that the Trinity Proposal presented to Wal-Mart raised a significant policy issue. We never made this claim. The Company also argues: "Judge Shwartz never states outright that Trinity's proposal to Wal-Mart would raise a significant policy issue if the proposal had been a 'stop selling' proposal." (*Supplemental Letter at 2*) The Company disagrees with our claim that Judge Shwartz's opinion, and *SLB 14H*, repudiated the rationale Staff has historically applied to certain proposals to retailers that relate to the sale of particular products, or "product selection." (*Supplemental Letter at 3*)

According to *SLB 14H*, "The majority opinion found that to transcend a company's ordinary business, the significant policy issue must be 'divorced from how a company approaches the nitty-gritty of its core business.' This two-part approach differs from the Commission's statements on the ordinary business exclusion and Division practice." In other words, once the court had determined that the proposal focused on a significant policy issue, their inquiry should have ended. Staff had determined that the Trinity Proposal failed to focus on a significant policy issue (*SLB 14H at* fn. 25), presumably for the same reasons Judge Shwartz discussed.

We stand by our original analysis and believe the Company is mischaracterizing the *Trinity Wall Street v. Wal-Mart Stores* decision. We will address each of the Company's arguments in turn.

Treatment of the "Significant Policy Issue" in Trinity Wall Street v. Wal-Mart

With respect to the Trinity Proposal, although the majority stated it would have been clearer had it focused solely on guns, it did present a significant policy issue:

> "Yet it is hard to counter that Trinity's proposal doesn't touch the bases of what are significant concerns in our society and corporations in that society. Thus we deem that its proposal raises a matter of sufficiently significant policy." *Trinity Wall Street* at 346.

That issue was "selling products that endanger public safety." Whether the Trinity Proposal asked the company to review these sales or discontinue these sales is irrelevant to the question of whether the "significant policy" test was met. This should have ended the court's analysis, as discussed below.

Judge Shwartz did not believe the Trinity Proposal presented a significant policy issue, because it was too broadly framed. Her analysis makes it clear that a more narrowly focused proposal would have met her test. In the words of the majority:

> "Our concurring colleague, Judge Shwartz, would allow Wal-Mart to exclude Trinity's proposal because it doesn't focus on the retailer's sale of guns with high-capacity magazines. As she points out, it instead focuses on the broader issue of the company's commitment to public safety through the sale of products that can be especially dangerous to the community. *Concurring Op. at* 354 ("The `public safety' component of the proposal could cover many products, especially in light of the amount of products Wal-Mart offers, and thus might require [it] to develop policies and standards for thousands of goods."). And because this policy issue has the potential to bring "as a whole `focus'" on a significant policy issue. *Id.* at 354 (*alterations omitted*)." *Id.*

To quote Judge Shwartz: "While Wal-Mart's sale of guns with high-capacity magazines may raise a significant social policy issue concerning public safety, not all products that may fall within the proposal do so." *Id.* at 354. In other words, had the proposal focused on guns with high-capacity magazines, it would have raised a significant policy issue. It was the Trinity Proposal's lack of focus that was its fatal flaw, not, as discussed below, its focus on "the sale of particular products."

The "Product Selection" Rationale Does Not Immunize Retailers from Proposals that Focus on Significant Policy Issues

Kroger claims that "the Proponent's letter erroneously concludes that Judge Shwartz and the Staff disavowed the retailer/manufacturer distinction simply because they rejected the majority's overall two-part test in Trinity, where the majority addressed the distinction between retailers and manufacturers as one element of its analysis. In fact, neither Judge Shwartz in the concurring opinion, nor the Staff in SLB 14H, specifically addresses the distinction between retailers and manufacturers." (*Supplemental Letter* at 3).

The Company is mischaracterizing the majority's decision, Judge Shwartz's concurring opinion, and *SLB 14H*, which does reference the Trinity Proposal's focus on retail product selection. The retailer/manufacturer distinction was the decisive element, not simply "one element" of the majority's reasoning, and it was this portion of the majority decision that Judge Shwartz rejected. To be clear, neither *SLB 14H* nor Judge Shwartz's opinion rejects the notion that proposals relating to retail product selection touch on ordinary business matters. What is rejected is the idea that product selection immunizes retailers from proposals that focus on significant policy matters.

To understand Judge Shwartz's concurring opinion, it is first necessary to review the majority's rationale. The Court held that although the Trinity Proposal presented a significant policy issue, it did not transcend Wal-Mart's ordinary business operations, because it related to product selection, the foundation of retail management:

> "The good news is we come to the ultimate conclusion of Judge Shwartz — that Trinity's proposal is excludable under the ordinary business bar — but take a different path. We are more persuaded by the view that, because the proposal relates to a policy issue that targets the retailer-consumer interaction, it doesn't raise an issue that transcends in this instance Wal-Mart's ordinary business operations, as product selection is the foundation of retail management. ...
>
> For major retailers of myriad products, a policy issue is rarely transcendent if it treads on the meat of management's responsibility: crafting a product mix that satisfies consumer demand. This explains why the Commission's staff, almost as a matter of course, allows retailers to exclude proposals that "concern[] the sale of particular products and services." *Rite Aid Corp.*, SEC No-Action Letter, 2015 WL 364996, at *1 (Mar. 24, 2015). On the other hand, if a significant policy issue disengages from the core of a retailer's business (deciding whether to sell certain goods that

customers want), it is more likely to transcend its daily business dealings." *Trinity Wall Street* at 346.

The court improperly treated "transcendence" as an independent hurdle to qualify for the significant policy exception and determined that the Proposal's focus on the sale of particular products overrode the fact that it also raised a significant policy issue. Both Judge Shwartz and Staff in *SLB 14H* reject this two-part test. The court would never have reached its product selection analysis had it not applied an inappropriate two-part test and, contrary to the Company's assertion, Judge Shwartz does specifically reject both the treatment of "transcendence" as an independent test and the court's product selection rationale.

Judge Shwartz explicitly rejects the majority's use of the product selection rationale, and does not apply it herself.[1] In fact, its application would directly contradict her reasoning. The portions quoted below make this crystal clear. First, from Judge Shwartz's concurring opinion:

> "The 1998 Adopting Release also does not require that a proposal be 'disengaged from the essence of' a company's business, Maj. Op. at 347, such that a company is insulated from any submission relating to the '**crafting [of] a product mix that satisfies consumer demand**,' *Maj. Op*. at 347." (*emphasis added*) *Id*. at 353.

For ease of reference, the portion of the majority opinion Judge Shwartz quotes is as follows:

> "For major retailers of myriad products, a policy issue is rarely transcendent if it treads on the meat of management's responsibility: **crafting a product mix that satisfies consumer demand**. This explains why the Commission's staff, almost as a matter of course, allows retailers to exclude proposals that "concern[] the sale of particular products and services." *Rite Aid Corp.*, SEC No-Action Letter, 2015 WL 364996, at *1 (Mar. 24, 2015). On the other hand, if a significant policy issue disengages from the core of a retailer's business (**deciding whether to sell certain goods that customers want**), it is more likely to transcend its daily business dealings." (*emphasis added*) *Id*. at 347.

"Crafting a product mix" and "deciding whether to sell certain goods that customers want" are other phrases for "product selection" or "sale of particular products." The majority is explicit that they are referring to product selection when they refer to the "core business" or "nitty-gritty" of a retailer's day-to-day operations (and Staff quoted that term, "nitty-gritty," in *SLB 14H*). Judge Shwartz explicitly rejects this approach in the passage quoted above and makes it clear that it is the significant policy issue itself that transcends ordinary business and that *the exception applies even to proposals that relate to the essence of a company's business, including those relating to product selection*. Once that test is satisfied, there is no second prong of the test, and no further basis for exclusion (with the exception of micro-management, which is not addressed in that case). *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release")("The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. ... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company ....").

The portion of Judge Shwartz's decision quoted by Staff in *SLB 14H* is quite clear:

> "The 1998 Adopting Release provides that, to avoid running afoul of the ordinary business exclusion, a proposal "relating to" a company's ordinary business must "focus[] on" a "sufficiently significant social policy issue." *1998 Adopting Release*, 1998 WL 254809, at *4. If

[1] Nor does she apply an independent "nexus" test, presumably because it was clear that Wal-Mart sold guns.

> it does, "it generally would not be considered excludable, because the proposal[] would transcend... day-to-day business matters." Id. As this passage makes clear, **whether a proposal focuses on an issue of social policy that is sufficiently significant is not separate and distinct from whether the proposal transcends a company's ordinary business. Rather, a proposal is sufficiently significant "because" it transcends day-to-day business matters.** *Id.* Thus, the SEC treats the significance and transcendence concepts as interrelated, rather than independent." *Trinity Wall Street* at 352-53 (*emphasis added*)

Further, Judge Shwartz argued that "[t]he Majority's test, insofar as it practically gives companies carte blanche to exclude any proposal raising social policy issues that are directly related to core business operations, undermines the principle of fair corporate suffrage animating Rule 14a-8." *Id.* at 353, citing *Med. Comm. for Human Rights v. SEC*, 432 F.2d 659, 681-82 (D.C.Cir.1970); *SEC v. Transamerica Corp.*, 163 F.2d 511, 517 (3d Cir.1947).

Judge Shwartz writes that "Trinity's proposal **as written** is excludable under the ordinary business exclusion because it lacks the focus needed to trigger the 'significant social policy' exception." *Id.* at 354. (*emphasis added*). Judge Shwartz rejects the Trinity Proposal due to its lack of focus, not because Wal-Mart is a retailer. If she accepted the court's view that proposals relating to retailers that relate to product selection are not subject to the significant policy exception, her phrase "as written" would have no meaning. Had the proposal been framed more narrowly, Judge Shwartz clearly would have considered its inclusion, something she would not have contemplated had she 'endorsed' the product selection rationale.[2]

The Company is asking Staff to adopt the reasoning of the majority in *Trinity Wall Street v. Wal-Mart* -- the same reasoning that Judge Shwartz and *SLB 14H* rejected. Kroger does not claim the Proposal fails to focus on a significant policy issue. Rather, it argues that the significant policy exception simply does not apply because the Proposal touches on a matter of ordinary business, *i.e.*, the sale of particular products. SLB 14H stands for the opposite proposition.

The Proposal Has a Clear Nexus to the Company

As explained in our letter of March 4, 2016, we believe we have established a clear nexus to Kroger: the Company's Fred Meyer subsidiary sells semi-automatic weapons (and is one of only a handful of publicly traded firms to do so, distinguishing Kroger in this area and rendering these sales "extraordinary" for a supermarket chain); it bears reputational and legal risks from these sales that could far outweigh the paltry profits it derives from semi-automatic weapons and their accessories; and it has entangled itself with gun purchasers through its obligation to conduct background searches and comply with all applicable laws.

---

[2] We also note that Judge Shwartz's rejection of the majority's product selection rationale – an impermissible second prong of the significant social policy exception – is also reflected in an *amicus* brief submitted in the case by a group of thirty-eight prominent corporate and securities law professors, including Lynn Stout, Donald Langevoort and Lisa Fairfax: "Nevertheless, Wal-Mart argues that Rule 14a-8(i)(7) requires the Proposal's exclusion, using a categorical argument that any and all shareholder proposals touching upon the selection of products for sale—no matter at how high a policy level, no matter how procedural in focus, and no matter how respectful of board decision-making authority and business judgment—must be excluded under Rule 14a-8(i)(7) for the simple reason that they deal with products. This overreaching claim is contradicted by the very language of Rule 14a-8(i)(7). The Rule by its terms allows companies to exclude only proposals that deal with ordinary business operations. Nothing in the language of the Rule allows companies to exclude proposals merely because, in raising important business and social policy issues at a very high level, they address the sale of products. To the contrary, the SEC's own guidance affirmatively states that even when a proposal deals with ordinary business operations, it is not excludable if it also raises significant social policy questions that "transcend the day-to-day." *1998 Release*, 1998 WL 254809 at *4." *Brief of Amici Curiae Corporate and Securities Law Professors at 16-17.*

With respect to legal liabilities, the issue of liability for gun makers and sellers was an issue at the most recent Democratic Presidential debate. Most importantly, semi-automatic weapons and accessory sales at Fred Meyer stores present significant and potentially irremediable risks to society.[3]

The Company's claim that there is an insufficient nexus between the Company and the Proposal is simply a restatement of its "product selection" argument. Kroger is stating that there is no nexus because the Proposal touches on an ordinary business matter (product selection). The Proposal does concern a matter of ordinary business, but it focuses on a significant policy issue that transcends Kroger's day-to-day business and does not micro-manage the Company. It therefore meets the test laid out in the *1998 Release* and in *SLB 14H* and is not excludable (Wal-Mart's no-action request was granted by Staff because it touched on ordinary business (sale of particular products) and failed to focus on a significant policy issue (*SLB 14H* at fn. 25)).

Even when the significant policy test is met, Staff utilizes "nexus" as an additional criterion to determine the relevance of the proposal to a particular company. If, for example, Kroger did not sell semi-automatic weapons, the Proposal would raise a significant policy issue, but it would be excludable for lack of a sufficient nexus to the Company. We have established that the Company's Fred Meyer subsidiary does, in fact, sell the weapons addressed by the Proposal, bears potential risk from these sales and, most importantly, creates significant risk to society as a result. It is entirely within the discretion and control of Kroger's board to fully address the Proposal. The Proposal, therefore, is relevant to the Company, and nexus has been established.

If "nexus" becomes simply another way to say "ordinary business," then it becomes a trump card for certain categories of companies to use to avoid addressing significant policy issues. The *1998 Release* makes no mention of "nexus" and makes it clear that these determinations are to be undertaken "case by case." There is no class of company that is immune to the significant policy exception. Judge Shwartz raised this concern in her concurring opinion, reasoning that "[t]he Majority's test," i.e., proposals concerning product selection at retailers cannot transcend ordinary business matters, "insofar as it practically gives companies carte blanche to exclude any proposal raising social policy issues that are directly related to core business operations, undermines the principle of fair corporate suffrage animating Rule 14a-8." *Trinity Wall Street* at 353, citing *Med. Comm. for Human Rights v. SEC*, 432 F.2d 659, 681-82 (D.C.Cir.1970); *SEC v. Transamerica Corp.*, 163 F.2d 511, 517 (3d Cir.1947).

SLB 14H clearly states that proposals that directly relate to "core business operations" are still subject to the significant social policy exception. To make this point even clearer, the Bulletin quotes the term "nitty-gritty", which the majority used to refer to product selection at a retailer.

The Company's Additional Arguments are Inapposite

The Company's discussion of SLB 14E and risk assessments is misplaced. Kroger seems to suggest that the mere mention of reputational and legal risks in our letter of March 4 renders the Proposal a "risk assessment" proposal, noting that "the assessment of reputational and legal risk relating to products sold by a retailer is an ordinary business subject matter." SLB 14E established that Staff would analyze proposals seeking risk assessments based on their underlying subject matter, reversing its prior approach, which treated internal risk assessments as a matter of ordinary business. The Company is therefore simply incorrect – a proposal's request for a risk assessment does not render it "ordinary business" regardless of

[3] The United Nations' Guiding Principles on Business and Human Rights notes that "severity of impacts will be judged by their scale, scope and irremediable character."
http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

the type of company receiving the proposal. Nevertheless, the Proposal does not ask the Company to undertake a risk assessment.

The Company is defeating a strawman argument, *i.e.*, that the spectre of reputational risk immunizes a proposal from exclusion. It does not – the significant policy exception does. Virtually every proposal that meets the significant social policy exception also raises legal and reputational risks. Legal and reputational risks are presented by Kroger's sales of semi-automatic weapons, supporting our claim that there is a clear nexus to the Company. The Proposal's focus on a significant policy issue is the factor that immunizes it from exclusion, not its relation to reputational risk.

The letters cited by the Company are inapposite. None were decided on the grounds that they sought a risk assessment (no longer a grounds for exclusion after *SLB 14E*). The proposal submitted to Pepsi arguably failed to present a significant policy issue. *PepsiCo Inc.* (Jan. 10, 2014). The FedEx proposal sought a report on how the company was responding to a specific legal risk, but did not seek a risk assessment. Staff rejected the proposal as relating to the company's advertising of products and services. It is unclear whether Staff believed the proposal presented a significant policy issue. *FedEx Corp.* (July 21, 2015). The proposal to Amazon is the only proposal of the three cited that sought a risk assessment. It is therefore clearly distinguishable from the Domini Proposal, which does not. The proposal submitted to Amazon was rejected on product selection grounds. Again, it is unclear whether Staff was convinced that the proposal presented a significant policy issue. *Amazon.com, Inc.* (Feb. 3, 2015).

The Company presents several additional arguments that fail to grasp the unique nature of firearms sales.

In its Supplemental Letter, the Company argues that it is irrelevant that Kroger is one of only a handful of publicly traded companies that sell firearms of any sort. They argue that they sell "hundreds of thousands" of products. So does every other supermarket chain. The difference is that those other supermarkets do not also sell semi-automatic weapons. This renders the Company's decision to carry these products unusual and extraordinary, warranting a shareholder vote.

The Company repeatedly asserts that it derives very little in revenues from these sales. As stated in the last paragraph of the Proposal: "Semi-automatic firearm sales may represent a tiny fraction of Kroger's annual sales, but can represent a very significant reputational risk to the brand if a Fred Meyer store is connected to a mass shooting."

The Company implies that there is something suspect in our reference to an email from the Company, pre-dating the submission of the Proposal, stating that it seeks to comply with all applicable laws and staffs its counters with trained personnel in its sales of firearms. We cannot discern what is improper about this reference. This statement makes it clear that firearms are different from virtually all other products sold by the Company, as the sale of these products requires a specialized compliance system, including employee training and background checks on each customer. The existence of these requirements raises legal risks for the Company that are unusual for a supermarket chain. They render these sales qualitatively different from the Company's other sales to anonymous customers that do not require any specialized training or staffing.

In addition, the request to ban the sale of a particular class of products is not the type of decision that a retailer makes in its ordinary day-to-day operations, as it would generally require a Company to ignore consumer demand in favor of a broader societal concern, regardless of the decision's impact on sales.

***

Weil, Gotshal & Manges LLP

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Lyuba Goltser
lyuba.goltser@weil.com

March 14, 2016

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Kroger Co. – 2016 Annual Meeting
Supplement to Letter Dated February 19, 2016 Relating to the Omission of Shareholder Proposal of Domini Social Equity Fund Pursuant to Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Kroger Co. (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and supplements our letter dated February 19, 2016 (the "February 19 Letter") pursuant to which the Company requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal (the "Proposal") submitted on behalf of Domini Social Equity Fund (the "Proponent") by Domini Social Investments LLC, may be properly omitted pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(5), or Rule 14a-8(i)(3) from the Company's form of proxy, proxy statement and other proxy materials (together, the "Proxy Materials") for its 2016 annual meeting of shareholders.

In addition, this letter responds to the letter to the Staff by the Proponent dated March 4, 2016 (the "Proponent's Letter").

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company has submitted this letter and the related relevant correspondence between the Company and the Proponent following the February 19 Letter (attached to this letter as Exhibit A) to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and related exhibits is being simultaneously provided by email on this date to the Proponent.

The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by mail, email and/or facsimile. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs the Proponent that the undersigned on behalf of the Company is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. RESPONSE TO THE PROPONENT'S LETTER

a. The Proponent's Letter Incorrectly Interprets Staff Legal Bulletin No. 14H.

The Proponent's Letter incorrectly interprets Staff Legal Bulletin No. 14H (Oct. 22, 2015) ("SLB 14H") by repeatedly asserting that the no-action letters cited in the Company's February 19 Letter "all precede [SLB] 14H" (pages 5-6). Such statements by the Proponent suggest that because the no-action letters cited by the Company precede SLB 14H, which was issued by the Staff less than five months ago, the analysis and insight offered by the cited no-action letters are no longer valid. In contrast, the Staff reaffirmed in SLB 14H that they "intend[ed] to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and ***consistent with the [Staff]'s prior application of the exclusion,*** as endorsed by the concurring judge, when considering no-action requests that raise Rule 14a-8(i)(7) as a basis for exclusion." (emphasis added) The intention of SLB 14H was not to set a new standard of review for Rule 14a-8(i)(7), but rather to clarify the Staff's position that they would continue to apply Rule 14a-8(i)(7) as they had previously done.

The Company also finds it noteworthy that the Proponent's Letter fails to cite any no-action letters to bolster its position related to Rule 14a-8(i)(7), especially when SLB 14H references the Staff's commitment to remain consistent with prior applications of Rule 14a-8(i)(7). The Company believes that the established precedents cited and described in the February 19 Letter relating to the Staff's position that the sale or distribution of a particular product or product line involves ordinary business operations of a company (*See, e.g., Dillard's, Inc.* (Feb. 27, 2012); *Lowe's Companies, Inc.* (Feb. 1, 2008); *The Home Depot, Inc.* (Jan. 24, 2008); *Marriott International, Inc.* (Feb. 13, 2004); *Albertson's, Inc.* (Mar. 23, 2001); *Wal-Mart Stores, Inc.* (Mar. 20, 2001); and *Wal-Mart Stores, Inc.* (Mar. 9, 2001)) support the conclusion that the Proposal relates to ordinary business matters, and therefore is excludable under Rule 14a-8(i)(7).

b. The Proponent's Letter Mischaracterizes the Concurring Judge's Opinion in *Trinity v. Wal-Mart.*

The Proponent's Letter erroneously suggests that Judge Shwartz, in her concurring opinion in *Trinity Wall Street v. Wal-Mart Stores, Inc.* (792 F.3d 323 (3d Cir. 2015)), determined that Trinity's proposal to Wal-Mart raised a significant policy issue. The Proponent's Letter mischaracterizes Judge Shwartz's concurring opinion by stating that, "[she] explained that she would have denied Wal-Mart's no-action request if the [Trinity] proposal had been a 'stop selling' proposal, rather than a proposal of potentially unlimited scope" (page 4) (footnote omitted). In fact, Judge Shwartz never states outright that Trinity's proposal to Wal-Mart would raise a significant policy issue if the proposal had been a "stop selling" proposal.

Assuming for discussion purposes only that the Proposal raises a significant policy issue, the February 19 Letter provides examples where the Staff has consistently taken the position that other "stop selling" proposals targeting the sale or distribution of a particular product or product line (*e.g.*, handguns, glue traps, fur clothing), even if such product or product line is deemed controversial, involves the ordinary business operations of a company and is excludable pursuant to Rule 14a-8(i)(7).

c. The Proponent's Letter's Argument That the Proposal's Issue Has a Sufficient Nexus to the Company is Unfounded.

In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that a sufficient nexus must exist between the nature of a proposal and the company in order for the significant policy exception to the ordinary business exclusion to be implicated. In SLB 14E, the Staff explained that a shareholder proposal in which the "underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant...would be appropriate for a shareholder vote...***as long as a sufficient nexus exists between the nature of the proposal and the company***." (emphasis added) The same phrase was cited by SLB 14H, which states that "a proposal generally will not be excludable 'as long as a sufficient nexus exists between the nature of the proposal and the company.'" The Proponent's Letter argues that "the subject matter and scope of the Proposal exclusively addresses a significant policy issue with a clear nexus to the Company" (page 5), but the Proponent's Letter fails to establish how the nature of the Proposal has a sufficient nexus to the Company. In fact, other than discussing reputational risks, the Proponent's Letter fails to express any reasoning or cite to any no-action letters that would support the existence of a sufficient nexus between the nature of the Proposal and the Company.

In analyzing whether a sufficient nexus exists between the nature of the Proposal and the Company, the February 19 Letter states that the Company believes that the Staff has at least implicitly recognized a distinction between manufacturers of products versus retailers of products. The February 19 Letter cites examples where the Staff has concurred with a retailer in excluding a shareholder proposal, but has declined to concur with manufacturers wishing to exclude similar proposals. The Proponent's Letter erroneously concludes that Judge Shwartz and the Staff disavowed the retailer/manufacturer distinction simply because they rejected the majority's overall two-part test in *Trinity*, where the majority addressed the distinction between retailers and manufacturers as one element of its analysis. In fact, neither Judge Shwartz in the concurring opinion, nor the Staff in SLB 14H, specifically addresses the distinction between retailers and manufacturers. Therefore, the Company believes that to the extent such distinction has been utilized by the Staff (*compare Wal-Mart Stores Inc.* (Mar. 9, 2001) *with Sturm, Ruger & Co.* (Mar. 5, 2001)), they should apply the distinction to the case at hand. The Company is not involved in the manufacturing or production of semi-automatic firearms and sales of such products constitute a tiny portion of the Company's overall business. The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and no sufficient nexus exists between the nature of the Proposal and the Company.

d. The Proponent's Letter Discusses Reputational and Legal Risks, the Assessment of Which Involves a Matter of Ordinary Business to the Company.

The Proponent's Letter discusses reputational and legal risks to the Company. In SLB 14E, the Staff sought to clarify the framework they would use in analyzing the excludability of shareholder proposals relating to risk, stating that, "[o]n a going forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will instead focus on the subject matter to which the risk pertains or that gives rise to the risk…and consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." The Proposal discusses the risk of potential reputational harm from the illegal use of products that the Company sells. However, any potential for reputational harm and legal liability stemming from the misuse of products or services offered by the Company is already factored into the Company's decision-making process and internal assessments of risk. Such assessment of risks is part of the many responsibilities the Company juggles in order to run the Company on a day-to-day basis. By way of example, simply because the illegal and ill-intentioned use of lighter fluid can result in severe harm to individuals or property does not automatically result in a company decision to ban the sale of such item. The decisions surrounding which products and services to offer for sale to a diverse customer base is a central part of the Company's ordinary business operations.

The Staff has concurred in the exclusion of shareholder proposals that focus on a company's ordinary business decisions, even when those decisions could arguably bring about reputational harm. *See, e.g., FedEx Corp.* (Jul. 21, 2015) (proposal requesting a report by the board describing legal steps taken to distance itself from the Washington D.C. NFL team name); *Amazon.com, Inc.* (Mar. 27, 2015) (proposal requesting that the company disclose reputational and financial risks resulting from the treatment of animals used to produce certain of its products); and *PepsiCo, Inc.* (Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste).

The assessment of reputational and legal risk relating to products sold by a retailer is an ordinary business subject matter, and thus, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

e. The Proponent's Letter Fails to Demonstrate that the Proposal is Significantly Relevant Pursuant to Rule 14a-8(i)(5).

The February 19 Letter explains that a company may exclude a shareholder proposal pursuant to Rule 14a-8(i)(5) if the proposal raises policy issues that are merely "significant in the abstract but ha[ve] no meaningful relationship to the business" of the company in question. *See*

Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 n.16 (D.D.C. 1985). The Proponent's Letter misconstrues the phrase "significant in the abstract," and argues that the risk stemming from the misuse of a product sold by the Company is not "abstract." However, the Company believes that such hypothetical risk is merely significant in the abstract. The Company is not a manufacturer of semi-automatic firearms or accessories and has demonstrated in the February 19 Letter that the sale of such products has a tiny impact on the Company's total assets, net earnings and gross sales. The Proponent's Letter concedes that the calculations of the significance of the products to the Company "are admittedly small" (page 6). The Proponent's Letter fails to provide other support for its claim that the Proposal is significantly related to the Company's business. The established precedents cited and described in the February 19 Letter (*See, e.g., Kmart Corp.* (Mar. 11, 1994); and *American Stores Company* (Mar. 25, 1994)) support the conclusion that the Proposal does not significantly relate to the Company's actual operations (*e.g.*, retail) and therefore is excludable under Rule 14a-8(i)(5).

f. The Proponent's Letter Raises Points That Are Irrelevant to the Proposal.

The Proponent's Letter sets forth several bulletpoints (pages 6-7) that are irrelevant to the Proposal's focus. For instance, the Proponent's Letter states that the Company "is one of only a handful of publicly traded companies based in the United States that sells firearms of any kind" (page 6). The Company is one of the nation's largest retailers and sells hundreds of thousands of products in its stores. The fact that the Company is a publicly traded company does not change the underlying principle that the decision of what products and services to offer for sale is a central part of the Company's business and undoubtedly a matter relating to a retailer's ordinary business operations.

The Proponent's Letter states that Fred Meyer must "ensure compliance with all local, state, federal background check and firearms sales laws" and that its "counters [are] staffed by individually-trained associates" (page 7). As the source for these statements, the Proponent's Letter references and attaches email correspondence between the Proponent and the Company, all which pre-date the submission of the Proposal and do not mention the Proposal. The Company is wholly committed to complying with all applicable laws, regulations and best practices. Therefore, the Proponent's assertion of potential liability stemming from lack of compliance to laws is unfounded and also irrelevant to the focus of the Proposal.

II. CONCLUSION

For the reasons stated above and in the February 19 Letter, the Company continues to believe that the Proposal may be properly omitted from the Proxy Materials. Accordingly, the Company respectfully requests the Staff's confirmation that they will not recommend any enforcement action against the Company if the Proposal is omitted from the Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's Rule 14a-8 response.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at 212-310-8000 or contact me via email at lyuba.goltser@weil.com.

Very truly yours,

Lyuba Goltser
Partner

Attachments

cc:

Christine Wheatley
The Kroger Co.

Adam Kanzer
Domini Social Equity Fund
akanzer@domini.com

Exhibit A

From: Adelman, Jessica
Sent: Monday, March 14, 2016 8:53 AM
To: Heiser, Stacey M
Cc: akanzer@domini.com
Subject: Fwd: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response

FYI

Best, JCA

Begin forwarded message:

> **From:** "Adelman, Jessica"
> **Date:** March 11, 2016 at 8:46:39 AM CST
> **To:** Adam Kanzer
> **Subject: RE: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response**
>
> Adam – thanks for the note. We are working to pull it up. We are trying to involve our merchandising specialist who is on the West Coast, which has added to the complexity. If need be we will proceed with just you, me and Christine in the interest of time. Please understand that if that is the case, there won't be anyone on the line who understands the product category so apologies for that in advance.
>
> Thanks and stay tuned. JCA
>
> ---
>
> **From:** Adam Kanzer
> **Sent:** Friday, March 11, 2016 9:35 AM
> **To:** Adelman, Jessica
> **Subject:** Re: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response
>
> I can do this time, but just want to be sure you intentionally set this for April 11. You can't speak sooner?
>
> Adam
>
> ---
>
> Adam Kanzer | akanzer@domini.com | 212-217-1027
> Managing Director
> Domini Social Investments LLC
> DSIL Investment Services LLC, Distributor
> 532 Broadway, 9th Floor, New York, NY 10012-3939
> Main: 212-217-1100
> Shareholder Information Line: 800-582-6757
>
> ---
>
> ---
>
> **From:** Sue Clyburn on behalf of Adelman, Jessica

Sent: Friday, March 11, 2016 8:43 AM
To: Adam Kanzer
Subject: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response
When: Monday, April 11, 2016 10:00 AM-11:00 AM.
Where: 1/877-**[OMITTED]** - Code: **[OMITTED]**

Hi Dan,
I know this is early for you but it's all I could find.
Thank you,
Sue Clyburn

From: "Adelman, Jessica"
Date: March 3, 2016 at 7:28:43 PM CST
To: Adam Kanzer
Subject: Re: Touching base - hello from Kroger

Adam - can we shoot for Monday or next week?

Best, JCA

On Mar 3, 2016, at 1:05 PM, Adam Kanzer <akanzer@domini.com> wrote:

Jessica –

I apologize for the delay. I have been traveling on business and am now in the process of responding to your no-action request. I should have time to speak tomorrow if you are free.

Best,

Adam

Adam Kanzer | akanzer@domini.com | 212-217-1027
Managing Director
Domini Social Investments LLC
DSIL Investment Services LLC, Distributor
532 Broadway, 9th Floor, New York, NY 10012-3939
Main: 212-217-1100
Shareholder Information Line: 800-582-6757

From: Adelman, Jessica
Sent: Tuesday, February 23, 2016 12:56 PM
To: Adam Kanzer
Subject: Re: Touching base - hello from Kroger

Hi Adam - thanks for your note. I am actually out of the office from last Friday through Thursday and now on the West Coast.

Could Christine and I connect with you in Friday when our time zones line up better? If that day works I'll have my assistant work on getting us organized.

Thanks again and look forward to chatting.

Best, JCA

On Feb 22, 2016, at 1:11 PM, Adam Kanzer <akanzer@domini.com> wrote:

Jessica –

Sorry I missed your phone call the other day. Would you be available to speak on Wednesday? I am in all-day meetings until then.

Adam

Adam Kanzer | akanzer@domini.com | 212-217-1027
Managing Director
Domini Social Investments LLC
DSIL Investment Services LLC, Distributor
532 Broadway, 9th Floor, New York, NY 10012-3939
Main: 212-217-1100
Shareholder Information Line: 800-582-6757

From: Adelman, Jessica
Sent: Wednesday, February 17, 2016 4:44 PM
To: Adam Kanzer
Subject: Touching base - hello from Kroger

Hi Adam – hope you are well. Our General Counsel & Corporate Secretary Christine Wheatley and I wanted to touch base with you in the near future as we often are in dialogue with our various investor groups. Please let me know if you might have time tomorrow to speak for a few minutes. Thanks in advance and I look forward to our conversation.

Jessica C. Adelman
Group Vice President, Corporate Affairs
The Kroger Company

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

March 4, 2016

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Via email to shareholderproposals@sec.gov

Re: The Kroger Co.
Request to Exclude Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of the Domini Social Equity Fund ("the Proponent"), in response to a letter submitted by counsel for The Kroger Co. ("the Company") dated February 19, 2016, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(7), (i)(5) and (i)(3).

The Proposal focuses exclusively on a significant policy issue that transcends the Company's day-to-day business, it does not seek to micro-manage the Company, is of significant ethical import and raises potentially significant reputational and legal risks for the Company, and is not impermissibly vague and indefinite.

For the reasons set forth below, we believe the Proposal must be included in Kroger's 2016 proxy statement because the Company has not carried its burden of proof pursuant to Rule 14a-8(g), and therefore respectfully request that the Company's request for no-action relief be denied.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Lyuba Goltser, counsel to the Company, via e-mail at lyuba.goltser@weil.com.

The Proposal

> **Resolved**: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

The Proposal Focuses Exclusively on a Significant Policy Issue that Transcends Kroger's Ordinary Business Operations

The Proposal addresses the very significant policy issue of mass shootings in America and, in particular, the unique role that semi-automatic weapons have played in this continuing epidemic. In 2016 alone, there have been 37 mass shootings.[1] Kroger is among a small group of publicly traded companies that sell firearms. Its decision to sell semi-automatic firearms and accessories at certain Fred Meyer stores, weapons that have no utility in hunting or self-defense but have become a common factor in mass shootings, subjects the Company and its shareholders to significant reputational and legal risks and presents very significant ethical questions that transcend Kroger's day-to-day business operations and are therefore appropriate for a shareholder vote.[2]

A detailed study released by the *Violence Policy Center*, a gun control group, found that "the flood of militarized weapons exemplifies the firearms industry's strategy of marketing enhanced lethality, or killing power, to stimulate sales."[3] Semi-automatic weapons have been the weapon of choice for mass-shooters. The San Bernardino shooters used a version of the popular AR-15, a semi-automatic version of a U.S. military assault weapon, which was also used to kill nine people at Umpqua Community College in Oregon in October, 2015, twelve people at a Colorado movie theater in 2012, and 20 first graders and six adults in Newtown, Connecticut.[4] According to a study conducted by *Mother Jones*, between 1982 and 2012, more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges.[5] According to *USA Today*, as of December 2013, semi or automatic rifles and handguns were used in nearly 60% of mass shootings.[6] According to *EveryTown For Gun Safety*'s analysis of the 133 mass shootings that took place in the United States between January 2009 and July 2015, the use of high-capacity magazines resulted in an average of 13.3 total people shot, 155% more than in other incidents, and an average of 7.5 deaths, 47% more than in other incidents.[7]

On December 4, 2015, for the first time since 1920, the *New York Times* ran an editorial on its front page, "End the Gun Epidemic in America,"[8] focused on semi-automatic weapons:

"It is a moral outrage and a national disgrace that civilians can legally purchase weapons designed

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[1] http://www.gunviolencearchive.org/

[2] *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972) ("In so far as the shareholder has contributed an asset of value to the corporate venture, in so far as he has handed over his goods and property and money for use and increase, he has not only the clear right, but more to the point, perhaps, he has the stringent duty to exercise control over that asset for which he must keep care, guard, guide, and in general be held seriously responsible. As much as one may surrender the immediate disposition of (his) goods, he can never shirk a supervisory and secondary duty (not just a right) to make sure these goods are used justly, morally and beneficially.")

[3] The Militarization of the U.S. Civilian Firearms Market (Violence Policy Center, June 2011), available at http://www.vpc.org/studies/militarization.pdf

[4] *"Assault Weapon is Common Denominator in Mass Shootings"*, CBS News, December 4, 2015; available at http://www.cbsnews.com/news/san-bernardino-shooting-assault-weapon-is-common-denominator-in-mass-shootings/

[5] *"More than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines"*, Mother Jones, February 27, 2013, available at http://www.motherjones.com/politics/2013/02/assault-weapons-high-capacity-magazines-mass-shootings-feinstein; "*Weapons and Mass Shootings*", Washington Post, September 9, 2014, available at http://www.washingtonpost.com/wp-srv/special/national/weapons-and-mass-shootings/;

[6] *"Behind the Bloodshed: The Untold Story of America's Mass Killings"*, USA Today, available at http://www.gannett-cdn.com/GDContent/mass-killings/index.html#weapons

[7] http://everytownresearch.org/reports/mass-shootings-analysis/

[8] http://www.nytimes.com/2015/12/05/opinion/end-the-gun-epidemic-in-america.html

specifically to kill people with brutal speed and efficiency. These are weapons of war, barely modified and deliberately marketed as tools of macho vigilantism and even insurrection. America's elected leaders offer prayers for gun victims and then, callously and without fear of consequence, reject the most basic restrictions on weapons of mass killing, as they did on Thursday. ... Certain kinds of weapons, like the slightly modified combat rifles used in California, and certain kinds of ammunition, must be outlawed for civilian ownership. It is possible to define those guns in a clear and effective way and, yes, it would require Americans who own those kinds of weapons to give them up for the good of their fellow citizens."

A mass-shooting by a Fred Meyer consumer could have significant impact on Kroger's reputation. The generally pejorative connotations associated with the term "arms dealer" should speak for itself. In addition, legislative or regulatory responses to gun violence could impair future sales or even impose liability if, for example, a Fred Meyer store failed to perform the appropriate background check before a sale.

The most significant risk we seek to mitigate with the Proposal, however, is the risk that a Fred Meyer customer will purchase a semi-automatic weapon and use it in a mass-shooting.

Kroger does not dispute that the Proposal presents a significant policy issue. Rather, Kroger argues that the Proposal impermissibly touches on matters of ordinary business, due to Kroger's nature as a retailer.

Staff recently clarified the scope of the significant policy exception to 14a-8(i)(7) in Staff Legal Bulletin 14H ("SLB 14H"). The Bulletin was issued in response to *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015). In that case, the Court upheld a Staff no-action letter granting no-action relief to Wal-Mart, which sought to exclude a proposal to amend the Board's Compensation, Nominating and Governance Committee charter to address, *inter alia*, the sale of products that especially endanger public safety and well-being, with reference to guns equipped with magazines holding more than ten rounds of ammunition. ("the Trinity Proposal").[9]

The Court applied a two-part test to determine whether the significant policy exception to Rule 14a-8(i)(7) applied. First, the Court considered whether the proposal presented a significant policy issue, and determined that it did. Second, the Court considered whether that issue transcended the "nitty-gritty" of the Company's ordinary business operations, namely its role as a retailer, and determined that it did not ("We are more persuaded by the view that, because the proposal relates to a policy issue that targets the retailer-consumer interaction, it doesn't raise an issue that *transcends* in this instance Wal-Mart's ordinary

---

[9] The full "resolved" clause of the Trinity Proposal read as follows: "Stockholders request that the Board amends the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:

> "27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:
>
> > 1) especially endangers public safety and well-being; 2) has the substantial potential to impair the reputation of the Company; and/or 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand."

This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value."

business operations, as product selection is the foundation of retail management. … The Commission used the latter term ["transcend"], we believe, to refer to a policy issue that is divorced from how a company approaches the nitty-gritty of its core business."[10]). Judge Shwartz, in a concurring opinion, flatly rejected the Court's two-part test and its distinction between manufacturers and retailers. In SLB 14H, Staff also rejected the Court's application of the significant policy exception, and endorsed Judge Shwartz's reasoning:

> "Whereas the majority opinion viewed a proposal's focus as separate and distinct from whether a proposal transcends a company's ordinary business, the Commission has not made a similar distinction. Instead, as the concurring judge explained, the Commission has stated that proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a8(i)(7)." *(footnotes omitted)*

Trinity and the Court were both clear that the proposal submitted to Wal-Mart was not a "stop selling" proposal. The Domini Proposal is, unequivocally, a "stop selling" proposal and nothing more. It was the Trinity Proposal's breadth that was its fatal flaw. Judge Shwartz, in her concurring opinion, explained that she would have denied Wal-Mart's no-action request if the proposal had been a "stop selling" proposal, rather than a proposal of potentially unlimited scope.[11] The Domini Proposal does not suffer from this defect.

The Company argues that the Proposal is excludable because Kroger is a retailer and it relates to the sale of a particular product. However, Judge Shwartz saw no rationale in the 1998 Adopting Release that would support a distinction between manufacturers and retailers. She wrote that "The Majority's test, insofar as it practically gives companies carte blanche to exclude any proposal raising social policy issues that are directly related to core business operations, undermines the principle of fair corporate suffrage animating Rule 14a-8. …"[12] Staff also rejected that approach in SLB 14H.

The Company notes that it is "constantly evaluating its product and service offerings and making informed decisions on how to best meet the demands of its large and heterogeneous customer base around the country." We agree that these decisions are "inherently complex," but they do not relate to the Proposal. Nor does the Company's "decision-making process behind the sale of particular products", which was arguably the subject of the Trinity Proposal ("Trinity's proposal is just a sidestep from 'a shareholder referendum on how [Wal-Mart] selects its inventory.'")[13] The Proposal is exclusively focused on a clearly defined product line that is inextricably bound up with a significant policy issue – mass shootings – and it does not require any complex analysis or balancing of interests to implement, nor does

---

[10] *Trinity Wall Street v Wal-Mart Stores*, 792 F.3d 323, 346 (3d Cir. 2015).
[11] *Id.* at 354 ("Trinity's proposal as written is excludable under the ordinary business exclusion because it lacks the focus needed to trigger the "significant social policy" exception. … the full text shows that it is not directed solely to Wal-Mart's sale of guns."); *Id.* at 346 ("Our concurring colleague, Judge Shwartz, would allow Wal-Mart to exclude Trinity's proposal because it doesn't focus on the retailer's sale of guns with high-capacity magazines.")
[12] *Id.* at 353.
[13] *Id.* at 344 (citing National Association of Manufacturer's *amicus curiae* brief). In addition, decisions to ban the sale of particular products are not day-to-day ordinary business decisions, they are *extraordinary* decisions that are made under special circumstances, such as a vote on a shareholder proposal. The Company's argument, addressed below, that five months would not be enough for it to evaluate the requested policy, underscores the point that this is a novel question, not a feature of the Company's day-to-day decision-making.

it require the Company to disclose anything about its internal decision-making processes. It simply asks shareholders to weigh in on whether Kroger should stop selling these products.

Currently, the Company sells semi-automatic weapons at a portion of its Fred Meyer stores, located "primarily in rural communities with large concentrations of hunting and sport-shooting enthusiasts." (Exhibit C, referencing email from Kroger to Domini dated January 6, 2016) Therefore, the Company's "heterogenous customer base around the country" is irrelevant, as are the concerns of its rural customer base for whom these products are available. The Proposal does not seek a feasibility assessment or any other evaluation of consumer demand, nor would any such evaluation be required to implement it. More importantly, a "stop selling" proposal, by its very nature, requests that a Company make a decision *despite* demand for the product at issue (presumably, if there was no consumer demand for the product, it would be removed from the shelves as a matter of course). The Proposal simply asks the Company to stop selling these weapons, based on the inherent risks they present to the Company and society. We suspect that these products may be quite popular with some Fred Meyer consumers. We are not concerned with meeting those consumer "needs." In fact, we are asking the Company to reject them.

The Company argues that decisions regarding product selection are "properly within the discretion of the Company's management." However, when these decisions implicate significant social policies, or have the potential for broad and irremediable harm to society, they are appropriate for a shareholder vote. *Staff Legal Bulletin 14H; Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972)("We think that there is a clear and compelling distinction between management's legitimate need for freedom to apply its expertise in matters of day-to-day business judgment, and management's patently illegitimate claim of power to treat modern corporations with their vast resources as personal satrapies implementing personal political or moral predilections. It could scarcely be argued that management is more qualified or more entitled to make these kinds of decisions than the shareholders who are the true beneficial owners of the corporation; and it seems equally implausible that an application of the proxy rules which permitted such a result could be harmonized with the philosophy of corporate democracy which Congress embodied in section 14(a) of the Securities Exchange Act of 1934.")

It is clear that the subject matter and scope of the Proposal exclusively addresses a significant policy issue with a clear nexus to the Company. Kroger does not address the significant policy question at all. The no-action letters cited by the company all precede Staff Legal Bulletin 14H.

The Proposal Does Not Micro-Manage the Company

The Company argues that the Proposal seeks to micro-manage the Company by imposing a specific time frame, noting that the May 1998 Release referenced the imposition of specific time-frames for implementing "complex policies." The Proposal does not request the adoption of any "complex policies." It makes a very simple and clear request, and the Company has already quantified the revenues the policy would implicate.

The Company argues that:

> "a commitment to ban the sale of all semi-automatic firearms and accessories that is not based on a company's individual analysis of what products to sell, and/or that it may not otherwise be required to make under existing rules and regulations, could ultimately require the Company's management to make unnecessary or ill-advised business decisions that are not in the Company's or its shareholders' long-term best interests."

The Company is simultaneously arguing that the Proposal bears no connection to the Company due to the insignificant size of the revenues derived from these sales and that it could have a detrimental impact on the Company if implemented. These are mutually exclusive positions. What is at issue here, however, is the time-frame, not the merits of the requested policy. The Company is arguing that this might be a bad idea, not that it won't have enough time to consider and adopt the requested policy.

There is no need for the company to make an "individual analysis of what products to sell" or to evaluate whether this is a decision it "may not otherwise be required to make under existing rules and regulations," an analysis that has presumably already been undertaken if the Company is complying with the law. Further, if the decision not to sell these products is already part of the day-to-day ordinary business of the Company, as the Company claims, then any required analysis has already been done.

The Company argues that "the Proposal, if implemented, would place the Company in a position to interpret and adopt the policy in approximately five months ..." First, the Company has already done much of the work to "interpret" the policy, or it would not be able to estimate revenues derived from these sales. Second, the board has more than five months to come to its view on this proposal, which was submitted in January. Presumably, by the time the Company prints its "Statement in Opposition", the Board has reviewed and come to a conclusion. Most importantly, however, it should not take five months to decide whether to prohibit these sales, and the Proposal does not define a time-frame to implement the new policy and actually take the products off the shelves.

In the first two months of 2016, there have already been 37 mass shootings in America. One can only shudder to think how many more may occur between the Company's annual meeting and the Proposal's requested deadline of December 2016. This is an urgent issue and it requires a rapid response.

The Proposal is Relevant to Kroger's Business

The Company argues there is an insufficient nexus to the Company because Kroger is a retailer. However, as discussed above, this distinction was rejected by Judge Shwartz in *Trinity Wall Street v. Wal-Mart*, and her reasoning was adopted by Staff in SLB 14H ("Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'" (quoting from the Majority's discussion of the treatment of proposals relating to product selection submitted to retailers)). The no-action letters cited by the Company on this point all precede SLB 14H.

The Company then argues that there is a lack of nexus to the Company due to the small portion of revenues derived from these sales. The Company correctly notes that the application of Rule 14a-8(i)(5) does not turn solely on a calculation of revenues, which are admittedly small for semi-automatic weapon sales. The issues raised by the Proposal are not "merely significant in the abstract." There is nothing abstract about the risk that an assault rifle purchased at a Fred Meyer store will be used in a mass shooting. The potential impact to both society and the Company would be incalculable, far in excess of the tiny portion of revenues these sales represent. The ethical and reputational issues presented are significant and establish a sufficient nexus to the Company's business.

In addition:

- Kroger is one of only a handful of publicly traded companies based in the United States that sells firearms of any kind. Firearms sales are not common for supermarket chains, and are not common for publicly traded companies. Kroger's identification with gun sales, therefore, is disproportionate to the small portion of revenues it derives from these sales. For example, in July 2015, the *New York Daily News* reported that the New York City Public Advocate is pursuing a resolution to the New York City Employee Retirement System to divest from gun sellers, including Wal-Mart, Dick's Sporting Goods, Big 5 Sporting Goods, Cabela's and Kroger.[14] The Company's small percentage of revenues from gun sales have earned it placement on a very short list of companies.

- Kroger's Fred Meyer subsidiary doesn't simply place semi-automatic weapons on the shelf. It must also ensure compliance with all local, state and federal background check and firearms sales laws, with gun counters staffed by individually-trained associates. (Exhibit C: Email correspondence between Kroger and Domini, referencing email from Cindy Holmes dated January 6, 2016) This compliance function further entangles the Company with the individual consumer and raises the risk that this function will be heavily scrutinized in the event a Fred Meyer consumer is involved in a mass shooting. It is not inconceivable that Kroger could face future potential liability if it were determined that the required background check was not performed.
- Kroger has further injected itself into the broader public debate about guns by publicly refusing to adopt a "no open-carry" policy for its stores in response to pressure from Moms Demand Action, a gun control advocacy group.[15] Kroger's CFO addressed the issue during a March 2015 appearance on CNBC's Squawk Box.[16]

The Proposal is Not Vague or Indefinite

The Company argues that the Proposal is "inherently vague and indefinite such that neither the Company nor the stockholders voting on the Proposal would be able to determine with reasonable certainty exactly the nature and scope of the Proposal." This is an astounding assertion for a proposal of this nature.

The Company has cited the correct standard, but has misapplied it. The question presented by 14a-8(i)(3) is whether "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders on voting" and whether the Company or shareholders would know "with any certainty" what they were voting for or against.

First, it is important to come back to the Proposal itself, which is contained in its "resolved" clause, as follows:

> *Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.*

---

[14] "*EXCLUSIVE: Letitia James wants to get NYC's largest pension fund to divest from gun-selling stores like Walmart, Cabela's*", New York Daily News (7/28/15), available at http://www.nydailynews.com/new-york/letitia-james-nyc-pension-fund-divest-gun-shops-article-1.2306033

[15] "*Is Gun Battle a No-Win for Kroger?*", Cincinnati Enquirer, 8/30/14, available at http://www.cincinnati.com/story/money/2014/08/29/kroger-dodging-anti-gun-crossfire/14799891/; "*Moms group asks Kroger to curb guns in its stores*", Fortune, 8/18/14, available at http://fortune.com/2014/08/18/moms-group-asks-kroger-to-ban-guns-in-its-stores/; "*Kroger in cross hairs as U.S. gun fight spills into its aisles*", Reuters, 8/19/14, available at http://www.reuters.com/article/us-kroger-guns-idUSKBN0GK03220140820; "*Gun Control Group Moms Demand Action Asking Kroger to Ban Guns in Stores*", The Daily Beast, 8/18/14, available at http://www.thedailybeast.com/articles/2014/08/18/gun-control-group-moms-demand-action-asking-kroger-to-ban-gun-in-stores.html

[16] "*Kroger CFO: We Reject Mom's Demand Action's Push to Disarm Our Customers*", Breitbart.com, 3/25/15, available at http://www.breitbart.com/big-government/2015/03/25/kroger-cfo-we-reject-moms-demand-actions-push-to-disarm-our-customers/

The Company does not claim that the term "semi-automatic firearms" is vague or indefinite. In response to an inquiry from Domini, asking whether the company sells "semi-automatic weapons", Kroger's head of Investor Relations replied: "Yes, Fred Meyer stores sell semi-automatic rifles and handguns." (Exhibit C, referencing email from Kroger to Domini dated 1/12/16)

In its no-action request, the Company has been able to identify the percentage of revenues implicated by the Proposal:

> "the Company estimates that the inventory of semi-automatic firearms and accessories (including all ammunition) accounted for approximately 0.01% of the Company's total assets, and that semi-automatic firearms and accessories sales (including all ammunition) accounted for less than 0.07% of the Company's net earnings and less than 0.0007% of the Company's gross sales."

This is an extremely precise calculation for a request that is so inherently vague and indefinite that neither the Company nor its shareholders would be able to determine what they are being asked to do. In fact, the Proposal is crystal clear, as evidenced by these calculations. The Company knows exactly what is being requested.

The Company argues that the word "accessories" is also unclear, as it could include "holsters, ammunition cases and holders" as well as "products which could be used in activities unrelated to firearms, such as hearing protection aides, protective eyeglasses", etc. Is it reasonable to assume that shareholders will interpret the term "accessories" to cover items that are used in activities "unrelated to firearms"? Further, the Proposal addresses "*semi-automatic* firearms and accessories", not all "firearms accessories." In other words, the resolved clause clearly covers the sub-category of accessories that are sold for use with "semi-automatic" firearms. These would include high-capacity magazine cartridges and ammunition, specialized scopes and grips, etc. If there was any confusion about the absolute scope of this portion of the request, it would be unlikely to materially alter any investor's decision in casting a vote.

As noted above, the Company was able to produce a very precise calculation of the firearms *and* accessories referenced in the Proposal, belying its argument that it cannot understand the scope of the request. The standard is whether "any action ultimately taken by the company upon implementation could be *significantly* different from the actions envisioned by shareholders on voting" and whether the Company or shareholders would know "with *any certainty*" what they were voting for or against (*emphasis added*). Any confusion over whether to include cleaning fluid in the definition of accessory would not "significantly" alter the outcome of the vote or prevent shareholders from deciding "with *any* certainty" what they were supporting. Shareholders will clearly understand they are supporting or opposing a ban on semi-automatic firearms and their accessories. We do not believe that it is reasonable to suggest that any possible confusion over the scope of "semi-automatic firearms *accessories*" would materially alter any investor's vote.[17]

The information contained in the Proposal's 'whereas' clauses simply clarifies the relevance of the issue for the Company, in support of the request for a ban on these sales. The Company has taken several terms out of context to suggest the Proposal is simultaneously broad and narrow, citing "firearms", "guns", "high capacity ammunition magazines" and "assault weapons." When read in context, however, these terms are all quite clear and commonly understood. Any investor facing any confusion about what is being asked can simply read the "resolved" clause.

[17] The Company is suggesting that an investor that supports a ban on semi-automatic weapons might not know what to do because they could not resolve whether the request for "accessories" also includes cleaning fluids.

The title of the Proposal, which references "assault weapons" is provided for clarity and ease of reference. It is not a formal part of the Proposal and any terms contained within it cannot render the Proposal "inherently vague and indefinite." The term "assault weapon" is defined in the fourth whereas clause as a class of semi-automatic weapons, the subject of the Proposal. We fail to see how this could cause any confusion, but would agree to remove it if Staff believes it would be materially confusing to shareholders.

The prior no-action letter cited by the Company permitted the exclusion of a proposal relating to "extraordinary transactions that could enhance stockholder value" at Bank of America. *Bank of America Corp.* (Mar. 12, 2013) The distinction between that proposal and the Domini Proposal is stark. The Bank of America proposal referred to a category of transactions that could be extremely vast, without any broadly accepted definition. Further, even if it were possible to clearly define what is meant by "extraordinary transactions" there is an additionally vague modifier: "that *could* enhance stockholder value." (*emphasis added*) One can imagine many potential transactions that could fall into this category, presenting substantial confusion to shareholders and the company. The Domini Proposal, by contrast, relates to a very clearly defined product category, and requests a very specific action.

Conclusion

It is clear that the subject matter and scope of the Proposal exclusively addresses a significant policy issue with a clear nexus to the Company. Kroger does not dispute that there is a clear linkage between semi-automatic weapons and mass shootings, nor do they claim that the Proposal fails to sufficiently focus on a significant policy issue. The fact that the actions sought under the proposal also *touch upon* ordinary business practices such as finance, product selection, product development, etc., i.e., the "nitty-gritty" of the business, is not a valid basis for exclusion. *SLB 14H.*

The Company's additional arguments – revenues from these sales are too small, the time-frame for implementing the Proposal is too short, and the Proposal is vague and indefinite – are also misplaced. The Proposal is quite simple. It asks the Company to ban the sale of certain clearly identified products that are intimately entwined with a very significant policy issue.

***

For all of the reasons stated above, we respectfully request that Staff of the Commission deny the Company's request to provide no-action relief, and direct the Company to include the Proposal in its proxy statement. I can be reached at (212) 217-1027 or at akanzer@domini.com if you require any further assistance in this matter.

Sincerely,

Adam Kanzer, Esq.
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl:

Exhibit A:	The Proposal (attached)
Exhibit B:	Kroger's no-action request (attached)
Exhibit C:	Email correspondence between Kroger and Domini

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Lyuba Goltser
lyuba.goltser@weil.com

March 14, 2016

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Kroger Co. – 2016 Annual Meeting
Supplement to Letter Dated February 19, 2016 Relating to the Omission of Shareholder Proposal of Domini Social Equity Fund Pursuant to Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Kroger Co. (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and supplements our letter dated February 19, 2016 (the "February 19 Letter") pursuant to which the Company requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal (the "Proposal") submitted on behalf of Domini Social Equity Fund (the "Proponent") by Domini Social Investments LLC, may be properly omitted pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(5), or Rule 14a-8(i)(3) from the Company's form of proxy, proxy statement and other proxy materials (together, the "Proxy Materials") for its 2016 annual meeting of shareholders.

In addition, this letter responds to the letter to the Staff by the Proponent dated March 4, 2016 (the "Proponent's Letter").

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company has submitted this letter and the related relevant correspondence between the Company and the Proponent following the February 19 Letter (attached to this letter as Exhibit A) to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and related exhibits is being simultaneously provided by email on this date to the Proponent.

The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by mail, email and/or facsimile. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs the Proponent that the undersigned on behalf of the Company is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. RESPONSE TO THE PROPONENT'S LETTER

a. The Proponent's Letter Incorrectly Interprets Staff Legal Bulletin No. 14H.

The Proponent's Letter incorrectly interprets Staff Legal Bulletin No. 14H (Oct. 22, 2015) ("SLB 14H") by repeatedly asserting that the no-action letters cited in the Company's February 19 Letter "all precede [SLB] 14H" (pages 5-6). Such statements by the Proponent suggest that because the no-action letters cited by the Company precede SLB 14H, which was issued by the Staff less than five months ago, the analysis and insight offered by the cited no-action letters are no longer valid. In contrast, the Staff reaffirmed in SLB 14H that they "intend[ed] to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and ***consistent with the [Staff]'s prior application of the exclusion,*** as endorsed by the concurring judge, when considering no-action requests that raise Rule 14a-8(i)(7) as a basis for exclusion." (emphasis added) The intention of SLB 14H was not to set a new standard of review for Rule 14a-8(i)(7), but rather to clarify the Staff's position that they would continue to apply Rule 14a-8(i)(7) as they had previously done.

The Company also finds it noteworthy that the Proponent's Letter fails to cite any no-action letters to bolster its position related to Rule 14a-8(i)(7), especially when SLB 14H references the Staff's commitment to remain consistent with prior applications of Rule 14a-8(i)(7). The Company believes that the established precedents cited and described in the February 19 Letter relating to the Staff's position that the sale or distribution of a particular product or product line involves ordinary business operations of a company (*See, e.g., Dillard's, Inc.* (Feb. 27, 2012); *Lowe's Companies, Inc.* (Feb. 1, 2008); *The Home Depot, Inc.* (Jan. 24, 2008); *Marriott International, Inc.* (Feb. 13, 2004); *Albertson's, Inc.* (Mar. 23, 2001); *Wal-Mart Stores, Inc.* (Mar. 20, 2001); and *Wal-Mart Stores, Inc.* (Mar. 9, 2001)) support the conclusion that the Proposal relates to ordinary business matters, and therefore is excludable under Rule 14a-8(i)(7).

b. The Proponent's Letter Mischaracterizes the Concurring Judge's Opinion in *Trinity v. Wal-Mart.*

The Proponent's Letter erroneously suggests that Judge Shwartz, in her concurring opinion in *Trinity Wall Street v. Wal-Mart Stores, Inc.* (792 F.3d 323 (3d Cir. 2015)), determined that Trinity's proposal to Wal-Mart raised a significant policy issue. The Proponent's Letter mischaracterizes Judge Shwartz's concurring opinion by stating that, "[she] explained that she would have denied Wal-Mart's no-action request if the [Trinity] proposal had been a 'stop selling' proposal, rather than a proposal of potentially unlimited scope" (page 4) (footnote omitted). In fact, Judge Shwartz never states outright that Trinity's proposal to Wal-Mart would raise a significant policy issue if the proposal had been a "stop selling" proposal.

Assuming for discussion purposes only that the Proposal raises a significant policy issue, the February 19 Letter provides examples where the Staff has consistently taken the position that other "stop selling" proposals targeting the sale or distribution of a particular product or product line (*e.g.*, handguns, glue traps, fur clothing), even if such product or product line is deemed controversial, involves the ordinary business operations of a company and is excludable pursuant to Rule 14a-8(i)(7).

c. The Proponent's Letter's Argument That the Proposal's Issue Has a Sufficient Nexus to the Company is Unfounded.

In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that a sufficient nexus must exist between the nature of a proposal and the company in order for the significant policy exception to the ordinary business exclusion to be implicated. In SLB 14E, the Staff explained that a shareholder proposal in which the "underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant...would be appropriate for a shareholder vote...***as long as a sufficient nexus exists between the nature of the proposal and the company***." (emphasis added) The same phrase was cited by SLB 14H, which states that "a proposal generally will not be excludable 'as long as a sufficient nexus exists between the nature of the proposal and the company.'" The Proponent's Letter argues that "the subject matter and scope of the Proposal exclusively addresses a significant policy issue with a clear nexus to the Company" (page 5), but the Proponent's Letter fails to establish how the nature of the Proposal has a sufficient nexus to the Company. In fact, other than discussing reputational risks, the Proponent's Letter fails to express any reasoning or cite to any no-action letters that would support the existence of a sufficient nexus between the nature of the Proposal and the Company.

In analyzing whether a sufficient nexus exists between the nature of the Proposal and the Company, the February 19 Letter states that the Company believes that the Staff has at least implicitly recognized a distinction between manufacturers of products versus retailers of products. The February 19 Letter cites examples where the Staff has concurred with a retailer in excluding a shareholder proposal, but has declined to concur with manufacturers wishing to exclude similar proposals. The Proponent's Letter erroneously concludes that Judge Shwartz and the Staff disavowed the retailer/manufacturer distinction simply because they rejected the majority's overall two-part test in *Trinity*, where the majority addressed the distinction between retailers and manufacturers as one element of its analysis. In fact, neither Judge Shwartz in the concurring opinion, nor the Staff in SLB 14H, specifically addresses the distinction between retailers and manufacturers. Therefore, the Company believes that to the extent such distinction has been utilized by the Staff (*compare Wal-Mart Stores Inc.* (Mar. 9, 2001) *with Sturm, Ruger & Co.* (Mar. 5, 2001)), they should apply the distinction to the case at hand. The Company is not involved in the manufacturing or production of semi-automatic firearms and sales of such products constitute a tiny portion of the Company's overall business. The Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and no sufficient nexus exists between the nature of the Proposal and the Company.

d. The Proponent's Letter Discusses Reputational and Legal Risks, the Assessment of Which Involves a Matter of Ordinary Business to the Company.

The Proponent's Letter discusses reputational and legal risks to the Company. In SLB 14E, the Staff sought to clarify the framework they would use in analyzing the excludability of shareholder proposals relating to risk, stating that, "[o]n a going forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, [the Staff] will instead focus on the subject matter to which the risk pertains or that gives rise to the risk...and consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." The Proposal discusses the risk of potential reputational harm from the illegal use of products that the Company sells. However, any potential for reputational harm and legal liability stemming from the misuse of products or services offered by the Company is already factored into the Company's decision-making process and internal assessments of risk. Such assessment of risks is part of the many responsibilities the Company juggles in order to run the Company on a day-to-day basis. By way of example, simply because the illegal and ill-intentioned use of lighter fluid can result in severe harm to individuals or property does not automatically result in a company decision to ban the sale of such item. The decisions surrounding which products and services to offer for sale to a diverse customer base is a central part of the Company's ordinary business operations.

The Staff has concurred in the exclusion of shareholder proposals that focus on a company's ordinary business decisions, even when those decisions could arguably bring about reputational harm. *See, e.g., FedEx Corp.* (Jul. 21, 2015) (proposal requesting a report by the board describing legal steps taken to distance itself from the Washington D.C. NFL team name); *Amazon.com, Inc.* (Mar. 27, 2015) (proposal requesting that the company disclose reputational and financial risks resulting from the treatment of animals used to produce certain of its products); and *PepsiCo, Inc.* (Jan. 10, 2014) (proposal requesting that the company issue a public statement indicating that a commercial for the company's product was presented in poor taste).

The assessment of reputational and legal risk relating to products sold by a retailer is an ordinary business subject matter, and thus, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

e. The Proponent's Letter Fails to Demonstrate that the Proposal is Significantly Relevant Pursuant to Rule 14a-8(i)(5).

The February 19 Letter explains that a company may exclude a shareholder proposal pursuant to Rule 14a-8(i)(5) if the proposal raises policy issues that are merely "significant in the abstract but ha[ve] no meaningful relationship to the business" of the company in question. *See*

Lovenheim v. Iroquois Brands, Ltd., 618 F. Supp. 554, 561 n.16 (D.D.C. 1985). The Proponent's Letter misconstrues the phrase "significant in the abstract," and argues that the risk stemming from the misuse of a product sold by the Company is not "abstract." However, the Company believes that such hypothetical risk is merely significant in the abstract. The Company is not a manufacturer of semi-automatic firearms or accessories and has demonstrated in the February 19 Letter that the sale of such products has a tiny impact on the Company's total assets, net earnings and gross sales. The Proponent's Letter concedes that the calculations of the significance of the products to the Company "are admittedly small" (page 6). The Proponent's Letter fails to provide other support for its claim that the Proposal is significantly related to the Company's business. The established precedents cited and described in the February 19 Letter (*See, e.g.*, *Kmart Corp.* (Mar. 11, 1994); and *American Stores Company* (Mar. 25, 1994)) support the conclusion that the Proposal does not significantly relate to the Company's actual operations (*e.g.*, retail) and therefore is excludable under Rule 14a-8(i)(5).

f. The Proponent's Letter Raises Points That Are Irrelevant to the Proposal.

The Proponent's Letter sets forth several bulletpoints (pages 6-7) that are irrelevant to the Proposal's focus. For instance, the Proponent's Letter states that the Company "is one of only a handful of publicly traded companies based in the United States that sells firearms of any kind" (page 6). The Company is one of the nation's largest retailers and sells hundreds of thousands of products in its stores. The fact that the Company is a publicly traded company does not change the underlying principle that the decision of what products and services to offer for sale is a central part of the Company's business and undoubtedly a matter relating to a retailer's ordinary business operations.

The Proponent's Letter states that Fred Meyer must "ensure compliance with all local, state, federal background check and firearms sales laws" and that its "counters [are] staffed by individually-trained associates" (page 7). As the source for these statements, the Proponent's Letter references and attaches email correspondence between the Proponent and the Company, all which pre-date the submission of the Proposal and do not mention the Proposal. The Company is wholly committed to complying with all applicable laws, regulations and best practices. Therefore, the Proponent's assertion of potential liability stemming from lack of compliance to laws is unfounded and also irrelevant to the focus of the Proposal.

II. Conclusion

For the reasons stated above and in the February 19 Letter, the Company continues to believe that the Proposal may be properly omitted from the Proxy Materials. Accordingly, the Company respectfully requests the Staff's confirmation that they will not recommend any enforcement action against the Company if the Proposal is omitted from the Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's Rule 14a-8 response.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at 212-310-8000 or contact me via email at lyuba.goltser@weil.com.

Very truly yours,

Lyuba Goltser
Partner

Attachments

cc:

Christine Wheatley
The Kroger Co.

Adam Kanzer
Domini Social Equity Fund
akanzer@domini.com

WEIL:\95645273\4\57387.0001

Exhibit A

From: Adelman, Jessica
Sent: Monday, March 14, 2016 8:53 AM
To: Heiser, Stacey M
Cc: akanzer@domini.com
Subject: Fwd: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response

FYI

Best, JCA

Begin forwarded message:

> **From:** "Adelman, Jessica"
> **Date:** March 11, 2016 at 8:46:39 AM CST
> **To:** Adam Kanzer
> **Subject: RE: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response**
>
> Adam – thanks for the note. We are working to pull it up. We are trying to involve our merchandising specialist who is on the West Coast, which has added to the complexity. If need be we will proceed with just you, me and Christine in the interest of time. Please understand that if that is the case, there won't be anyone on the line who understands the product category so apologies for that in advance.
>
> Thanks and stay tuned. JCA
>
> ---
>
> **From:** Adam Kanzer
> **Sent:** Friday, March 11, 2016 9:35 AM
> **To:** Adelman, Jessica
> **Subject:** Re: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response
>
> I can do this time, but just want to be sure you intentionally set this for April 11. You can't speak sooner?
>
> Adam
>
> ---
>
> Adam Kanzer | akanzer@domini.com | 212-217-1027
> Managing Director
> Domini Social Investments LLC
> DSIL Investment Services LLC, Distributor
> 532 Broadway, 9th Floor, New York, NY 10012-3939
> Main: 212-217-1100
> Shareholder Information Line: 800-582-6757
>
> ---
>
> **From:** Sue Clyburn on behalf of Adelman, Jessica

Sent: Friday, March 11, 2016 8:43 AM
To: Adam Kanzer
Subject: Call with Jessica Adelman/Christine Wheatley/Dan De La Rosa Re: Domini Response
When: Monday, April 11, 2016 10:00 AM-11:00 AM.
Where: 1/877-**[OMITTED]** - Code: **[OMITTED]**

Hi Dan,
I know this is early for you but it's all I could find.
Thank you,
Sue Clyburn

From: "Adelman, Jessica"
Date: March 3, 2016 at 7:28:43 PM CST
To: Adam Kanzer
Subject: Re: Touching base - hello from Kroger

Adam - can we shoot for Monday or next week?

Best, JCA

On Mar 3, 2016, at 1:05 PM, Adam Kanzer <akanzer@domini.com> wrote:

Jessica –

I apologize for the delay. I have been traveling on business and am now in the process of responding to your no-action request. I should have time to speak tomorrow if you are free.

Best,

Adam

Adam Kanzer | akanzer@domini.com | 212-217-1027
Managing Director
Domini Social Investments LLC
DSIL Investment Services LLC, Distributor
532 Broadway, 9th Floor, New York, NY 10012-3939
Main: 212-217-1100
Shareholder Information Line: 800-582-6757

From: Adelman, Jessica
Sent: Tuesday, February 23, 2016 12:56 PM
To: Adam Kanzer
Subject: Re: Touching base - hello from Kroger

Hi Adam - thanks for your note. I am actually out of the office from last Friday through Thursday and now on the West Coast.

Could Christine and I connect with you in Friday when our time zones line up better? If that day works I'll have my assistant work on getting us organized.

Thanks again and look forward to chatting.

Best, JCA

On Feb 22, 2016, at 1:11 PM, Adam Kanzer <akanzer@domini.com> wrote:

Jessica –

Sorry I missed your phone call the other day. Would you be available to speak on Wednesday? I am in all-day meetings until then.

Adam

Adam Kanzer | akanzer@domini.com | 212-217-1027
Managing Director
Domini Social Investments LLC
DSIL Investment Services LLC, Distributor
532 Broadway, 9th Floor, New York, NY 10012-3939
Main: 212-217-1100
Shareholder Information Line: 800-582-6757

From: Adelman, Jessica
Sent: Wednesday, February 17, 2016 4:44 PM
To: Adam Kanzer
Subject: Touching base - hello from Kroger

Hi Adam – hope you are well. Our General Counsel & Corporate Secretary Christine Wheatley and I wanted to touch base with you in the near future as we often are in dialogue with our various investor groups. Please let me know if you might have time tomorrow to speak for a few minutes. Thanks in advance and I look forward to our conversation.

Jessica C. Adelman
Group Vice President, Corporate Affairs
The Kroger Company

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

March 4, 2016

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Via email to shareholderproposals@sec.gov

Re: The Kroger Co.
Request to Exclude Shareholder Proposal Submitted by Domini Social Equity Fund

Ladies and Gentlemen:

I am writing on behalf of the Domini Social Equity Fund ("the Proponent"), in response to a letter submitted by counsel for The Kroger Co. ("the Company") dated February 19, 2016, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(7), (i)(5) and (i)(3).

The Proposal focuses exclusively on a significant policy issue that transcends the Company's day-to-day business, it does not seek to micro-manage the Company, is of significant ethical import and raises potentially significant reputational and legal risks for the Company, and is not impermissibly vague and indefinite.

For the reasons set forth below, we believe the Proposal must be included in Kroger's 2016 proxy statement because the Company has not carried its burden of proof pursuant to Rule 14a-8(g), and therefore respectfully request that the Company's request for no-action relief be denied.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Lyuba Goltser, counsel to the Company, via e-mail at lyuba.goltser@weil.com.

The Proposal

> **Resolved**: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

The Proposal Focuses Exclusively on a Significant Policy Issue that Transcends Kroger's Ordinary Business Operations

The Proposal addresses the very significant policy issue of mass shootings in America and, in particular, the unique role that semi-automatic weapons have played in this continuing epidemic. In 2016 alone, there have been 37 mass shootings.[1] Kroger is among a small group of publicly traded companies that sell firearms. Its decision to sell semi-automatic firearms and accessories at certain Fred Meyer stores, weapons that have no utility in hunting or self-defense but have become a common factor in mass shootings, subjects the Company and its shareholders to significant reputational and legal risks and presents very significant ethical questions that transcend Kroger's day-to-day business operations and are therefore appropriate for a shareholder vote.[2]

A detailed study released by the *Violence Policy Center*, a gun control group, found that "the flood of militarized weapons exemplifies the firearms industry's strategy of marketing enhanced lethality, or killing power, to stimulate sales."[3] Semi-automatic weapons have been the weapon of choice for mass-shooters. The San Bernardino shooters used a version of the popular AR-15, a semi-automatic version of a U.S. military assault weapon, which was also used to kill nine people at Umpqua Community College in Oregon in October, 2015, twelve people at a Colorado movie theater in 2012, and 20 first graders and six adults in Newtown, Connecticut.[4] According to a study conducted by *Mother Jones*, between 1982 and 2012, more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges.[5] According to *USA Today*, as of December 2013, semi or automatic rifles and handguns were used in nearly 60% of mass shootings.[6] According to *EveryTown For Gun Safety*'s analysis of the 133 mass shootings that took place in the United States between January 2009 and July 2015, the use of high-capacity magazines resulted in an average of 13.3 total people shot, 155% more than in other incidents, and an average of 7.5 deaths, 47% more than in other incidents.[7] .

On December 4, 2015, for the first time since 1920, the *New York Times* ran an editorial on its front page, "End the Gun Epidemic in America,"[8] focused on semi-automatic weapons:

"It is a moral outrage and a national disgrace that civilians can legally purchase weapons designed

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[1] http://www.gunviolencearchive.org/

[2] *Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972) ("In so far as the shareholder has contributed an asset of value to the corporate venture, in so far as he has handed over his goods and property and money for use and increase, he has not only the clear right, but more to the point, perhaps, he has the stringent duty to exercise control over that asset for which he must keep care, guard, guide, and in general be held seriously responsible. As much as one may surrender the immediate disposition of (his) goods, he can never shirk a supervisory and secondary duty (not just a right) to make sure these goods are used justly, morally and beneficially.")

[3] The Militarization of the U.S. Civilian Firearms Market (Violence Policy Center, June 2011), available at http://www.vpc.org/studies/militarization.pdf

[4] *"Assault Weapon is Common Denominator in Mass Shootings"*, CBS News, December 4, 2015; available at http://www.cbsnews.com/news/san-bernardino-shooting-assault-weapon-is-common-denominator-in-mass-shootings/

[5] *"More than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines"*, Mother Jones, February 27, 2013, available at http://www.motherjones.com/politics/2013/02/assault-weapons-high-capacity-magazines-mass-shootings-feinstein; *"Weapons and Mass Shootings"*, Washington Post, September 9, 2014, available at http://www.washingtonpost.com/wp-srv/special/national/weapons-and-mass-shootings/;

[6] *"Behind the Bloodshed: The Untold Story of America's Mass Killings"*, USA Today, available at http://www.gannett-cdn.com/GDContent/mass-killings/index.html#weapons

[7] http://everytownresearch.org/reports/mass-shootings-analysis/

[8] http://www.nytimes.com/2015/12/05/opinion/end-the-gun-epidemic-in-america.html

specifically to kill people with brutal speed and efficiency. These are weapons of war, barely modified and deliberately marketed as tools of macho vigilantism and even insurrection. America's elected leaders offer prayers for gun victims and then, callously and without fear of consequence, reject the most basic restrictions on weapons of mass killing, as they did on Thursday. … Certain kinds of weapons, like the slightly modified combat rifles used in California, and certain kinds of ammunition, must be outlawed for civilian ownership. It is possible to define those guns in a clear and effective way and, yes, it would require Americans who own those kinds of weapons to give them up for the good of their fellow citizens."

A mass-shooting by a Fred Meyer consumer could have significant impact on Kroger's reputation. The generally pejorative connotations associated with the term "arms dealer" should speak for itself. In addition, legislative or regulatory responses to gun violence could impair future sales or even impose liability if, for example, a Fred Meyer store failed to perform the appropriate background check before a sale.

The most significant risk we seek to mitigate with the Proposal, however, is the risk that a Fred Meyer customer will purchase a semi-automatic weapon and use it in a mass-shooting.

Kroger does not dispute that the Proposal presents a significant policy issue. Rather, Kroger argues that the Proposal impermissibly touches on matters of ordinary business, due to Kroger's nature as a retailer.

Staff recently clarified the scope of the significant policy exception to 14a-8(i)(7) in Staff Legal Bulletin 14H ("SLB 14H"). The Bulletin was issued in response to *Trinity Wall Street v. Wal-Mart Stores, Inc.*, 792 F.3d 323 (3d Cir. 2015). In that case, the Court upheld a Staff no-action letter granting no-action relief to Wal-Mart, which sought to exclude a proposal to amend the Board's Compensation, Nominating and Governance Committee charter to address, *inter alia*, the sale of products that especially endanger public safety and well-being, with reference to guns equipped with magazines holding more than ten rounds of ammunition. ("the Trinity Proposal").[9]

The Court applied a two-part test to determine whether the significant policy exception to Rule 14a-8(i)(7) applied. First, the Court considered whether the proposal presented a significant policy issue, and determined that it did. Second, the Court considered whether that issue transcended the "nitty-gritty" of the Company's ordinary business operations, namely its role as a retailer, and determined that it did not ("We are more persuaded by the view that, because the proposal relates to a policy issue that targets the retailer-consumer interaction, it doesn't raise an issue that *transcends* in this instance Wal-Mart's ordinary

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[9] The full "resolved" clause of the Trinity Proposal read as follows: "Stockholders request that the Board amends the Compensation, Nominating and Governance Committee charter (or add an equivalent provision to another Board committee charter) as follows:

> "27. Providing oversight concerning the formulation and implementation of, and the public reporting of the formulation and implementation of, policies and standards that determine whether or not the Company should sell a product that:
>
> 1) especially endangers public safety and well-being; 2) has the substantial potential to impair the reputation of the Company; and/or 3) would reasonably be considered by many offensive to the family and community values integral to the Company's promotion of its brand."

This oversight and reporting is intended to cover policies and standards that would be applicable to determining whether or not the company should sell guns equipped with magazines holding more than ten rounds of ammunition ("high capacity magazines") and to balancing the benefits of selling such guns against the risks that these sales pose to the public and to the Company's reputation and brand value."

business operations, as product selection is the foundation of retail management. … The Commission used the latter term ["transcend"], we believe, to refer to a policy issue that is divorced from how a company approaches the nitty-gritty of its core business."[10]). Judge Shwartz, in a concurring opinion, flatly rejected the Court's two-part test and its distinction between manufacturers and retailers. In SLB 14H, Staff also rejected the Court's application of the significant policy exception, and endorsed Judge Shwartz's reasoning:

> "Whereas the majority opinion viewed a proposal's focus as separate and distinct from whether a proposal transcends a company's ordinary business, the Commission has not made a similar distinction. Instead, as the concurring judge explained, the Commission has stated that proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a8(i)(7)." *(footnotes omitted)*

Trinity and the Court were both clear that the proposal submitted to Wal-Mart was not a "stop selling" proposal. The Domini Proposal is, unequivocally, a "stop selling" proposal and nothing more. It was the Trinity Proposal's breadth that was its fatal flaw. Judge Shwartz, in her concurring opinion, explained that she would have denied Wal-Mart's no-action request if the proposal had been a "stop selling" proposal, rather than a proposal of potentially unlimited scope.[11] The Domini Proposal does not suffer from this defect.

The Company argues that the Proposal is excludable because Kroger is a retailer and it relates to the sale of a particular product. However, Judge Shwartz saw no rationale in the 1998 Adopting Release that would support a distinction between manufacturers and retailers. She wrote that "The Majority's test, insofar as it practically gives companies carte blanche to exclude any proposal raising social policy issues that are directly related to core business operations, undermines the principle of fair corporate suffrage animating Rule 14a-8. …"[12] Staff also rejected that approach in SLB 14H.

The Company notes that it is "constantly evaluating its product and service offerings and making informed decisions on how to best meet the demands of its large and heterogeneous customer base around the country." We agree that these decisions are "inherently complex," but they do not relate to the Proposal. Nor does the Company's "decision-making process behind the sale of particular products", which was arguably the subject of the Trinity Proposal ("Trinity's proposal is just a sidestep from 'a shareholder referendum on how [Wal-Mart] selects its inventory.'")[13] The Proposal is exclusively focused on a clearly defined product line that is inextricably bound up with a significant policy issue – mass shootings – and it does not require any complex analysis or balancing of interests to implement, nor does

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[10] *Trinity Wall Street v Wal-Mart Stores*, 792 F.3d 323, 346 (3d Cir. 2015).

[11] *Id.* at 354 ("Trinity's proposal as written is excludable under the ordinary business exclusion because it lacks the focus needed to trigger the "significant social policy" exception. … the full text shows that it is not directed solely to Wal-Mart's sale of guns."); *Id.* at 346 ("Our concurring colleague, Judge Shwartz, would allow Wal-Mart to exclude Trinity's proposal because it doesn't focus on the retailer's sale of guns with high-capacity magazines.")

[12] *Id.* at 353.

[13] *Id.* at 344 (citing National Association of Manufacturer's *amicus curiae* brief). In addition, decisions to ban the sale of particular products are not day-to-day ordinary business decisions, they are *extraordinary* decisions that are made under special circumstances, such as a vote on a shareholder proposal. The Company's argument, addressed below, that five months would not be enough for it to evaluate the requested policy, underscores the point that this is a novel question, not a feature of the Company's day-to-day decision-making.

it require the Company to disclose anything about its internal decision-making processes. It simply asks shareholders to weigh in on whether Kroger should stop selling these products.

Currently, the Company sells semi-automatic weapons at a portion of its Fred Meyer stores, located "primarily in rural communities with large concentrations of hunting and sport-shooting enthusiasts." (Exhibit C, referencing email from Kroger to Domini dated January 6, 2016) Therefore, the Company's "heterogenous customer base around the country" is irrelevant, as are the concerns of its rural customer base for whom these products are available. The Proposal does not seek a feasibility assessment or any other evaluation of consumer demand, nor would any such evaluation be required to implement it. More importantly, a "stop selling" proposal, by its very nature, requests that a Company make a decision *despite* demand for the product at issue (presumably, if there was no consumer demand for the product, it would be removed from the shelves as a matter of course). The Proposal simply asks the Company to stop selling these weapons, based on the inherent risks they present to the Company and society. We suspect that these products may be quite popular with some Fred Meyer consumers. We are not concerned with meeting those consumer "needs." In fact, we are asking the Company to reject them.

The Company argues that decisions regarding product selection are "properly within the discretion of the Company's management." However, when these decisions implicate significant social policies, or have the potential for broad and irremediable harm to society, they are appropriate for a shareholder vote. *Staff Legal Bulletin 14H; Medical Committee for Human Rights v. SEC*, 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972)("We think that there is a clear and compelling distinction between management's legitimate need for freedom to apply its expertise in matters of day-to-day business judgment, and management's patently illegitimate claim of power to treat modern corporations with their vast resources as personal satrapies implementing personal political or moral predilections. It could scarcely be argued that management is more qualified or more entitled to make these kinds of decisions than the shareholders who are the true beneficial owners of the corporation; and it seems equally implausible that an application of the proxy rules which permitted such a result could be harmonized with the philosophy of corporate democracy which Congress embodied in section 14(a) of the Securities Exchange Act of 1934.")

It is clear that the subject matter and scope of the Proposal exclusively addresses a significant policy issue with a clear nexus to the Company. Kroger does not address the significant policy question at all. The no-action letters cited by the company all precede Staff Legal Bulletin 14H.

The Proposal Does Not Micro-Manage the Company

The Company argues that the Proposal seeks to micro-manage the Company by imposing a specific time frame, noting that the May 1998 Release referenced the imposition of specific time-frames for implementing "complex policies." The Proposal does not request the adoption of any "complex policies." It makes a very simple and clear request, and the Company has already quantified the revenues the policy would implicate.

The Company argues that:

> "a commitment to ban the sale of all semi-automatic firearms and accessories that is not based on a company's individual analysis of what products to sell, and/or that it may not otherwise be required to make under existing rules and regulations, could ultimately require the Company's management to make unnecessary or ill-advised business decisions that are not in the Company's or its shareholders' long-term best interests."

The Company is simultaneously arguing that the Proposal bears no connection to the Company due to the insignificant size of the revenues derived from these sales and that it could have a detrimental impact on the Company if implemented. These are mutually exclusive positions. What is at issue here, however, is the time-frame, not the merits of the requested policy. The Company is arguing that this might be a bad idea, not that it won't have enough time to consider and adopt the requested policy.

There is no need for the company to make an "individual analysis of what products to sell" or to evaluate whether this is a decision it "may not otherwise be required to make under existing rules and regulations," an analysis that has presumably already been undertaken if the Company is complying with the law. Further, if the decision not to sell these products is already part of the day-to-day ordinary business of the Company, as the Company claims, then any required analysis has already been done.

The Company argues that "the Proposal, if implemented, would place the Company in a position to interpret and adopt the policy in approximately five months ..." First, the Company has already done much of the work to "interpret" the policy, or it would not be able to estimate revenues derived from these sales. Second, the board has more than five months to come to its view on this proposal, which was submitted in January. Presumably, by the time the Company prints its "Statement in Opposition", the Board has reviewed and come to a conclusion. Most importantly, however, it should not take five months to decide whether to prohibit these sales, and the Proposal does not define a time-frame to implement the new policy and actually take the products off the shelves.

In the first two months of 2016, there have already been 37 mass shootings in America. One can only shudder to think how many more may occur between the Company's annual meeting and the Proposal's requested deadline of December 2016. This is an urgent issue and it requires a rapid response.

The Proposal is Relevant to Kroger's Business

The Company argues there is an insufficient nexus to the Company because Kroger is a retailer. However, as discussed above, this distinction was rejected by Judge Shwartz in *Trinity Wall Street v. Wal-Mart*, and her reasoning was adopted by Staff in SLB 14H ("Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the 'nitty-gritty of its core business.'" (quoting from the Majority's discussion of the treatment of proposals relating to product selection submitted to retailers)). The no-action letters cited by the Company on this point all precede SLB 14H.

The Company then argues that there is a lack of nexus to the Company due to the small portion of revenues derived from these sales. The Company correctly notes that the application of Rule 14a-8(i)(5) does not turn solely on a calculation of revenues, which are admittedly small for semi-automatic weapon sales. The issues raised by the Proposal are not "merely significant in the abstract." There is nothing abstract about the risk that an assault rifle purchased at a Fred Meyer store will be used in a mass shooting. The potential impact to both society and the Company would be incalculable, far in excess of the tiny portion of revenues these sales represent. The ethical and reputational issues presented are significant and establish a sufficient nexus to the Company's business.

In addition:

- Kroger is one of only a handful of publicly traded companies based in the United States that sells firearms of any kind. Firearms sales are not common for supermarket chains, and are not common for publicly traded companies. Kroger's identification with gun sales, therefore, is disproportionate to the small portion of revenues it derives from these sales. For example, in July 2015, the *New York Daily News* reported that the New York City Public Advocate is pursuing a resolution to the New York City Employee Retirement System to divest from gun sellers, including Wal-Mart, Dick's Sporting Goods, Big 5 Sporting Goods, Cabela's and Kroger.[14] The Company's small percentage of revenues from gun sales have earned it placement on a very short list of companies.

- Kroger's Fred Meyer subsidiary doesn't simply place semi-automatic weapons on the shelf. It must also ensure compliance with all local, state and federal background check and firearms sales laws, with gun counters staffed by individually-trained associates. (Exhibit C: Email correspondence between Kroger and Domini, referencing email from Cindy Holmes dated January 6, 2016) This compliance function further entangles the Company with the individual consumer and raises the risk that this function will be heavily scrutinized in the event a Fred Meyer consumer is involved in a mass shooting. It is not inconceivable that Kroger could face future potential liability if it were determined that the required background check was not performed.
- Kroger has further injected itself into the broader public debate about guns by publicly refusing to adopt a "no open-carry" policy for its stores in response to pressure from Moms Demand Action, a gun control advocacy group.[15] Kroger's CFO addressed the issue during a March 2015 appearance on CNBC's Squawk Box.[16]

The Proposal is Not Vague or Indefinite

The Company argues that the Proposal is "inherently vague and indefinite such that neither the Company nor the stockholders voting on the Proposal would be able to determine with reasonable certainty exactly the nature and scope of the Proposal." This is an astounding assertion for a proposal of this nature.

The Company has cited the correct standard, but has misapplied it. The question presented by 14a-8(i)(3) is whether "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders on voting" and whether the Company or shareholders would know "with any certainty" what they were voting for or against.

First, it is important to come back to the Proposal itself, which is contained in its "resolved" clause, as follows:

> *Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.*

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[14] "*EXCLUSIVE: Letitia James wants to get NYC's largest pension fund to divest from gun-selling stores like Walmart, Cabela's*", New York Daily News (7/28/15), available at http://www.nydailynews.com/new-york/letitia-james-nyc-pension-fund-divest-gun-shops-article-1.2306033

[15] *"Is Gun Battle a No-Win for Kroger?"*, Cincinnati Enquirer, 8/30/14, available at http://www.cincinnati.com/story/money/2014/08/29/kroger-dodging-anti-gun-crossfire/14799891/; *"Moms group asks Kroger to curb guns in its stores"*, Fortune, 8/18/14, available at http://fortune.com/2014/08/18/moms-group-asks-kroger-to-ban-guns-in-its-stores/; *"Kroger in cross hairs as U.S. gun fight spills into its aisles"*, Reuters, 8/19/14, available at http://www.reuters.com/article/us-kroger-guns-idUSKBN0GK03220140820; *"Gun Control Group Moms Demand Action Asking Kroger to Ban Guns in Stores"*, The Daily Beast, 8/18/14, available at http://www.thedailybeast.com/articles/2014/08/18/gun-control-group-moms-demand-action-asking-kroger-to-ban-gun-in-stores.html

[16] *"Kroger CFO: We Reject Mom's Demand Action's Push to Disarm Our Customers"*, Breitbart.com, 3/25/15, available at http://www.breitbart.com/big-government/2015/03/25/kroger-cfo-we-reject-moms-demand-actions-push-to-disarm-our-customers/

The Company does not claim that the term "semi-automatic firearms" is vague or indefinite. In response to an inquiry from Domini, asking whether the company sells "semi-automatic weapons", Kroger's head of Investor Relations replied: "Yes, Fred Meyer stores sell semi-automatic rifles and handguns." (Exhibit C, referencing email from Kroger to Domini dated 1/12/16)

In its no-action request, the Company has been able to identify the percentage of revenues implicated by the Proposal:

> "the Company estimates that the inventory of semi-automatic firearms and accessories (including all ammunition) accounted for approximately 0.01% of the Company's total assets, and that semi-automatic firearms and accessories sales (including all ammunition) accounted for less than 0.07% of the Company's net earnings and less than 0.0007% of the Company's gross sales."

This is an extremely precise calculation for a request that is so inherently vague and indefinite that neither the Company nor its shareholders would be able to determine what they are being asked to do. In fact, the Proposal is crystal clear, as evidenced by these calculations. The Company knows exactly what is being requested.

The Company argues that the word "accessories" is also unclear, as it could include "holsters, ammunition cases and holders" as well as "products which could be used in activities unrelated to firearms, such as hearing protection aides, protective eyeglasses", etc. Is it reasonable to assume that shareholders will interpret the term "accessories" to cover items that are used in activities "unrelated to firearms"? Further, the Proposal addresses "*semi-automatic* firearms and accessories", not all "firearms accessories." In other words, the resolved clause clearly covers the sub-category of accessories that are sold for use with "semi-automatic" firearms. These would include high-capacity magazine cartridges and ammunition, specialized scopes and grips, etc. If there was any confusion about the absolute scope of this portion of the request, it would be unlikely to materially alter any investor's decision in casting a vote.

As noted above, the Company was able to produce a very precise calculation of the firearms *and* accessories referenced in the Proposal, belying its argument that it cannot understand the scope of the request. The standard is whether "any action ultimately taken by the company upon implementation could be *significantly* different from the actions envisioned by shareholders on voting" and whether the Company or shareholders would know "with *any certainty*" what they were voting for or against (*emphasis added*). Any confusion over whether to include cleaning fluid in the definition of accessory would not "significantly" alter the outcome of the vote or prevent shareholders from deciding "with *any* certainty" what they were supporting. Shareholders will clearly understand they are supporting or opposing a ban on semi-automatic firearms and their accessories. We do not believe that it is reasonable to suggest that any possible confusion over the scope of "semi-automatic firearms *accessories*" would materially alter any investor's vote.[17]

The information contained in the Proposal's 'whereas' clauses simply clarifies the relevance of the issue for the Company, in support of the request for a ban on these sales. The Company has taken several terms out of context to suggest the Proposal is simultaneously broad and narrow, citing "firearms", "guns", "high capacity ammunition magazines" and "assault weapons." When read in context, however, these terms are all quite clear and commonly understood. Any investor facing any confusion about what is being asked can simply read the "resolved" clause.

[17] The Company is suggesting that an investor that supports a ban on semi-automatic weapons might not know what to do because they could not resolve whether the request for "accessories" also includes cleaning fluids.

The title of the Proposal, which references "assault weapons" is provided for clarity and ease of reference. It is not a formal part of the Proposal and any terms contained within it cannot render the Proposal "inherently vague and indefinite." The term "assault weapon" is defined in the fourth whereas clause as a class of semi-automatic weapons, the subject of the Proposal. We fail to see how this could cause any confusion, but would agree to remove it if Staff believes it would be materially confusing to shareholders.

The prior no-action letter cited by the Company permitted the exclusion of a proposal relating to "extraordinary transactions that could enhance stockholder value" at Bank of America. *Bank of America Corp*. (Mar. 12, 2013) The distinction between that proposal and the Domini Proposal is stark. The Bank of America proposal referred to a category of transactions that could be extremely vast, without any broadly accepted definition. Further, even if it were possible to clearly define what is meant by "extraordinary transactions" there is an additionally vague modifier: "that *could* enhance stockholder value." (*emphasis added*) One can imagine many potential transactions that could fall into this category, presenting substantial confusion to shareholders and the company. The Domini Proposal, by contrast, relates to a very clearly defined product category, and requests a very specific action.

Conclusion

It is clear that the subject matter and scope of the Proposal exclusively addresses a significant policy issue with a clear nexus to the Company. Kroger does not dispute that there is a clear linkage between semi-automatic weapons and mass shootings, nor do they claim that the Proposal fails to sufficiently focus on a significant policy issue. The fact that the actions sought under the proposal also *touch upon* ordinary business practices such as finance, product selection, product development, etc., i.e., the "nitty-gritty" of the business, is not a valid basis for exclusion. *SLB 14H*.

The Company's additional arguments – revenues from these sales are too small, the time-frame for implementing the Proposal is too short, and the Proposal is vague and indefinite – are also misplaced. The Proposal is quite simple. It asks the Company to ban the sale of certain clearly identified products that are intimately entwined with a very significant policy issue.

***

For all of the reasons stated above, we respectfully request that Staff of the Commission deny the Company's request to provide no-action relief, and direct the Company to include the Proposal in its proxy statement. I can be reached at (212) 217-1027 or at akanzer@domini.com if you require any further assistance in this matter.

Sincerely,

Adam Kanzer, Esq.
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

Encl:

Exhibit A:	The Proposal (attached)
Exhibit B:	Kroger's no-action request (attached)
Exhibit C:	Email correspondence between Kroger and Domini

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

January 12, 2016

Ms. Christine Wheatley
Group Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Ms. Wheatley:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in the Kroger Company (the "Company").

We are writing today to submit the attached shareholder proposal asking Kroger to adopt a policy to ban the sale of semi-automatic weapons and accessories at all of its owned and operated stores.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kroger shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kroger shares from our portfolio's custodian is forthcoming under separate cover. A representative of the Fund will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We may be joined by other investors in submitting this proposal. If so, please consider Domini to be the lead sponsor and copy me on all correspondence. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

cc: Kate Ward, Investor Relations, at *kathryn.ward@kroger.com*

Ban Assault Weapon Sales at Fred Meyer Stores

Resolved: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

Whereas:

Kroger owns Fred Meyer stores, which serve customers in Alaska, Idaho, Oregon and Washington State. Approximately one-third of Fred Meyer locations sell firearms, including semi-automatic rifles and handguns.

In 2015, more than 12,000 people were killed by guns in the United States, according to the Gun Violence Archive, including suicides.

According to the Violence Policy Center, since 1980, there have been at least 50 mass shootings in the United States where the shooter used high-capacity ammunition magazines. According to Mother Jones magazine, between 1982 and 2012 more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges. ("*More Than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines,*" February 27, 2013)

Assault weapons are civilian versions of military weapons. They are a class of semi-automatic firearms that require a single pull of the trigger for each shot fired, with the next round, typically stored in an ammunition clip, loaded automatically. Because someone using an assault weapon can fire many more shots before needing to reload, the shooter can kill a lot of people in a short time.

Fred Meyer gun counters are staffed by trained associates and the company seeks to comply with all local, state and federal background check and firearms sales laws. However, according to the *New York Times*, "The vast majority of guns used in 15 recent mass shootings, including at least two of the guns used in the San Bernardino attack, were bought legally and with a federal background check. At least eight gunmen had criminal histories or documented mental health problems that did not prevent them from obtaining their weapons." Eight of these shootings involved semi-automatic weapons. ("*How They Got Their Guns*", December 3, 2015)

Eighty-two percent of weapons involved in mass shootings over the last three decades have been bought legally, according to a database compiled by *Mother Jones* magazine. ("*More Than 80 Percent of Guns Used in Mass Shootings Obtained Legally*", NBC News, December 5, 2015)

Kroger has been a public target of "Moms Demand Action," a gun control group, for its policy permitting customers to openly carry firearms where legally permitted. The organization points to more sensible policies at Costco, Target, Giant, Whole Foods and Sprouts Farmers Market.

Semi-automatic firearm sales may represent a tiny fraction of Kroger's annual sales, but can represent a very significant reputational risk to the brand if a Fred Meyer store is connected to a mass shooting.

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Lyuba Goltser
lyuba.goltser@weil.com

February 19, 2016

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **The Kroger Co. – 2016 Annual Meeting Omission of Shareholder Proposal of Domini Social Equity Fund Pursuant to Securities Exchange Act of 1934 – Rule 14a-8**

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Kroger Co. (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received the shareholder proposal attached as Exhibit A (the "Proposal") submitted on behalf of Domini Social Equity Fund (the "Proponent") by Domini Social Investments LLC for inclusion in the Company's form of proxy statement and other proxy materials (together, the "Proxy Materials") for its 2016 annual meeting of shareholders. In reliance on Rule 14a-8 under the Exchange Act, the Company intends to omit the Proposal from the Proxy Materials, alternatively, pursuant to:

- Rule 14a-8(i)(7) (ordinary business operations);
- Rule 14a-8(i)(5) (relevance); or
- Rule 14a-8(i)(3) (impermissibly vague).

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company intends to file the Proxy Materials in definitive form with the Commission. The Company intends to file and make available to shareholders its Proxy Materials on or about May 11, 2016. The Company's Annual Meeting of Shareholders is scheduled to be held on June 23, 2016. The Company intends to file definitive copies of the

Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company has submitted this letter, the related relevant correspondence between the Company and the Proponent, and the related exhibits to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and related exhibits is being simultaneously provided by email on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the Proxy Materials.

The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by mail, email and/or facsimile. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs the Proponent that the undersigned on behalf of the Company is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. The Proposal

The Company received the Proposal, accompanied by a cover letter from Domini Social Investments, LLC, writing on behalf of the Proponent, via email on January 12, 2016 and via United Postal Service on January 13, 2016.

The Proposal states:

> **Resolved**: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

The cover letter and the Proposal, along with the supporting statement consisting of eight clauses under the "Whereas" header, are attached to this letter as Exhibit A.

Other relevant correspondence between the Proponent and the Company are attached to this letter as Exhibit B.

II. Basis for Exclusion

a. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Is Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "May 1998 Release").

In the May 1998 Release, the Commission explained that there were two considerations underlying the general policy for the ordinary business exclusion. The first consideration relates to the subject matter of the proposal. The Commission stated that, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Both considerations are rooted in a fundamental "corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.* (citing Release No. 12999 (Nov. 22, 1976)). In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that there is a significant policy exception to the use of the ordinary business exclusion, such that shareholder proposals in which the "underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant...would be appropriate for a shareholder vote...***as long as a sufficient nexus exists between the nature of the proposal and the company***." (emphasis added)

In the recently issued Staff Legal Bulletin No. 14H (Oct. 22, 2015) ("SLB 14H"), the Staff provided further guidance on the scope and application of Rule 14a-8(i)(7), in light of *Trinity Wall Street v. Wal-Mart Stores, Inc.* (792 F.3d 323 (3d Cir. 2015)). In *Trinity v. Wal-Mart*, the U.S. Court of Appeals for the Third Circuit addressed the application of Rules 14a-8(i)(7) and 14a-8(i)(3). The Third Circuit reversed a decision by the U.S. District Court for the District of Delaware, which previously ruled that the Trinity proposal could not be excluded by Wal-Mart. A three-judge panel of the Third Circuit unanimously ruled that Trinity's proposal was excludable under Rule 14a-8(i)(7). The case arose from the no-action relief granted to Wal-Mart by the Staff on March 20, 2014, whereby the Staff concurred that Wal-Mart could exclude the proposal under Rule 14a-8(i)(7) on the grounds that the proposal related to Wal-Mart's ordinary business operations.

In SLB 14H, the Staff agreed with the Third Circuit's conclusion that the Trinity proposal was excludable; however, they disagreed with the Third Circuit majority opinion's use of a new analytical approach and agreed with the concurring opinion's analysis of Rule 14a-8(i)(7). In SLB 14H, the Staff reaffirmed that they "intend[ed] to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the [Staff]'s prior application of the exclusion, as endorsed by the concurring judge, when considering no-action requests that raise Rule 14a-8(i)(7) as a basis for exclusion." The Company believes that the established precedents set forth below support the conclusion that the Proposal relates to ordinary business matters, and therefore is excludable under Rule 14a-8(i)(7).

i. ***The Proposal Relates to Tasks That Are Fundamental to Management's Ability to Run the Company on a Day-to-Day Basis and Are Not Suitable For Shareholder Oversight, Namely Sale of a Particular Product***

The Company operates retail food and drug stores, multi-department stores, jewelry stores, and convenience stores throughout the United States, and sells hundreds of thousands of products. The decision of what products and services to offer for sale is a central part of the Company's business and, as such, undoubtedly a matter relating to a retailer's ordinary business operations. The Company is constantly evaluating its product and service offerings and making informed decisions on how to best meet the demands of its large and heterogeneous customer base around the country. Because of the inherent complexity of the merchandising decisions associated with Company's retail management across all of its brands and services, and the sophistication required to analyze and act effectively with respect to such activities, the decision that the Proposal seeks to influence are properly within the discretion of the Company's management and should not be the subject of direct shareholder oversight.

The Staff has consistently taken the position that the sale or distribution of a particular product or product line, even if such product or product line is controversial, involves the ordinary business operations of a company and are excludable pursuant to Rule 14a-8(i)(7). For instance, in *Wal-Mart Stores, Inc.* (Mar. 9, 2001), the shareholder proposal requested that the retailer adopt a policy to ban "the sell [sic] of handguns and their accompanying ammunition, in any way (e.g. by special order)." We note that the resolution proposed in the Wal-Mart (2001) proposal is very similar to the Company's Proposal; both proposals focus on a policy banning the sale of firearms. The Staff permitted Wal-Mart to exclude the shareholder proposal pursuant to "Rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., the sale of a particular product)."

We note that the Staff also permitted exclusion of Trinity's proposal to *Wal-Mart Stores, Inc.* (Mar. 20, 2014), which led to the *Trinity v. Wal-Mart* case described above. Trinity's proposal to Wal-Mart (2014) requested that Wal-Mart's board amend a committee charter to provide for oversight concerning the formulation and implementation of policies and standards that determine whether Wal-Mart should sell certain products, namely guns equipped with high-capacity magazines. As noted in SLB 14H, the analysis of Rule 14a-8(i)(7) "should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." The underlying subject matter of Trinity's 2014 proposal focused on the decision-making process behind the sale of particular products by Wal-Mart, and therefore the Staff found the proposal excludable under Rule 14a-8(i)(7) as relating to the products and services offered for sale by a company.

Similarly, on proposals that raised issues relating to animal welfare and focused on the sale of particular products, the Staff permitted both *The Home Depot, Inc.* (Jan. 24, 2008) and *Lowe's Companies, Inc.* (Feb. 1, 2008) to exclude proposals pursuant to Rule 14a-8(i)(7), which had requested that each retailer end its sale of glue traps. *See also Dillard's, Inc.* (Feb. 27, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) when the proposal requested that the company eliminate the sale of fur from raccoon dogs).

The Staff has also taken a consistent stance on the sale of tobacco products by a retailer, allowing exclusion of proposals which focused on the ban the sale of tobacco and tobacco-related products because such proposals related the company's ordinary business operations. In *Albertson's, Inc.* (Mar. 23, 2001) and *Wal-Mart Stores, Inc.* (Mar. 20, 2001), the Staff permitted the retailers to exclude similar proposals requesting that each retailer discontinue the sale of tobacco-products. *See also Walgreen Co.* (Sept. 29, 1997) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) when the proposal requested the company to stop the sale of tobacco in its stores); and *Marriott International, Inc.* (Feb. 13, 2004) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) when the proposal requested that the company adopt a policy to ban the sale of sexually explicit material in its hotel rooms and gift shops).

The Proposal relates to ordinary business matters of the Company, namely the decision to sell particular products. These matters are fundamental to management's ability to run the Company on a day-to-day basis and are not suitable for shareholder oversight; thus, the Proposal is excludable under Rule 14a-8(i)(7).

ii. ***Even if the Proposal Touches Upon a Significant Policy Issue, No Sufficient Nexus Exists Between the Nature of the Proposal and the Company's Business***

In SLB 14H, the Staff reaffirmed their views on Rule 14a-8(i)(7) following the Third Circuit's decision in *Trinity Wall Street. v. Wal-Mart Stores, Inc.*, and stated that proposals which focus on a significant policy issue transcend a company's ordinary business operations and therefore, are not excludable under Rule 14a-8(i)(7). Assuming for discussion purposes only that the Proposal raises a significant policy issue, the Proposal would still be excludable pursuant to Rule 14a-8(i)(7). SLB 14H noted that determining "whether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." SLB 14H also referenced to SLB 14E, that "a proposal generally will not be excludable 'as long as a sufficient nexus exists between the nature of the proposal and the company'".

In applying the analysis of whether a sufficient nexus exists between the nature of the proposal and the Company, the Company believes that the Staff has at least implicitly recognized a distinction between manufacturers of products versus retailers of products. In the example of *Wal-Mart Stores, Inc.* (Mar. 9, 2001) cited above, the Staff permitted Wal-Mart to exclude a proposal that requested the retailer to stop selling guns and ammunition. However, just four days prior to that Wal-Mart decision, the Staff declined to concur in the exclusion of a shareholder proposal to *Sturm, Ruger & Co.* (Mar. 5, 2001), which sought to have the gun manufacturer's board prepare a report on the company's policies and procedures aimed at stemming the incidence of gun violence in the United States.

A similar distinction has been drawn in connection with no-action requests relating to tobacco manufacturers versus tobacco retailers. In *Phillip Morris Cos. Inc.* (Feb. 22, 1990), the manufacturer received a proposal requesting that it create a special committee to report on its tobacco advertisements on minors. The Staff declined to concur in the exclusion of that proposal due to the "growing significance of social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products." In another example involving a tobacco manufacturer, the Staff declined to concur in the exclusion of a shareholder proposal to *R.J. Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002), which requested that additional health disclosures be made to customers on the packaging of tobacco products. In contrast, similar proposals submitted to retailers of tobacco products have been deemed by the Staff to be excludable pursuant to Rule 14a-8(i)(7). For example, in *Rite Aid Corp.* (Mar. 24, 2015), a proposal requested that a board committee provide additional oversight in the policies and standards determining whether the company should sell certain products (particularly cigarettes). The Staff concurred in the exclusion of the proposal because it related to the ordinary business operations of the company. *See also* the following letters cited above related to tobacco retailers: *Albertson's, Inc.* (Mar. 23, 2001); *Wal-Mart Stores, Inc.* (Mar. 20, 2001); and *Walgreen Co.* (Sept. 29, 1997).

As further described below in Section (b) of this letter, firearm-related products make up a tiny portion of the Company's product and service offerings, and, likewise, firearm-related sales constitute an insignificant portion of the Company's overall business. The Company is not involved in the manufacture or production of semi-automatic firearms and accessories and, therefore, consistent with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and no sufficient nexus exists between the nature of the Proposal and the Company.

iii. ***The Proposal Seeks to Micro-Manage the Company By Imposing a Specific Time-Frame***

Further, the May 1998 Release stated that the second consideration in whether the ordinary business exclusion is implicated (*i.e.*, whether the proposal seeks to "micro-manage" the company) "may come into play in a number of circumstances, such as where the proposal…seeks to impose specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Proposal states that the "policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores…should be adopted, and reported to shareholders, by December, 2016." A commitment to ban the sale of all semi-automatic firearms and accessories that is not based on a company's individual analysis of what products to sell, and/or that it may not otherwise be required to make under existing rules and regulations, could ultimately require the Company's management to make unnecessary or ill-advised business decisions that are not in the Company's or its shareholders' long-term best interests. The

Proposal, if implemented, would place the Company in a position to interpret and adopt the policy in approximately five months to meet the December 1, 2016 deadline imposed by the Proposal. Ultimately, adopting the Proposal would also limit the Company's ability to make day-to-day business decisions which are fundamental to operating its business effectively and efficiently. *See The Chubb Corp.* (Feb. 26, 2007) (permitting exclusion under Rule 14a-8(i)(7) when the proposal asked the company to provide a report related to climate change within six months of the company's annual meeting).

Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it seeks to micro-manage the Company by probing too deeply into matters which shareholders as a group are not in position to make an informed judgement, namely the decision-making and timing processes behind the sale of a particular product.

b. The Proposal May be Excluded Under Rule 14a-8(i)(5) Because It Relates to Operations that Account for Less than 5% of the Company's Assets, Earnings and Sales, and Is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) provides that a shareholder proposal is excludable if "[i]f it relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Company is one of the nation's largest retailers and operates, either directly or through one of its subsidiaries, approximately 2,774 supermarkets and multi-department stores in 35 states and the District of Columbia. The Company sells hundreds of thousands of products in its stores, of which semi-automatic firearms and their accessories constitute a tiny percentage. Semi-automatic firearms and accessories are sold only in the Company's Fred Meyer stores, which, as the Proposal even acknowledges, operates in just four states. At the end of the Company's fiscal year ended January 30, 2016, the Company estimates that the inventory of semi-automatic firearms and accessories (including all ammunition) accounted for approximately 0.01% of the Company's total assets, and that semi-automatic firearms and accessories sales (including all ammunition) accounted for less than 0.07% of the Company's net earnings and less than 0.007% of the Company's gross sales. Thus, it is clear that semi-automatic firearm-related sales constitute an insignificant portion of the Company's overall business.

The Company notes that even though its sale of semi-automatic firearms and accessories does not meet the 5 percent thresholds set forth in Rule 14a-8(i)(5), the Company may not be able to rely on (i)(5) for exclusion if the Proposal was "otherwise significantly related to the company's business." In the Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Related to Proposals by Security Holders, Rel. No. 34-19135 (Oct. 14, 1982), the Commission stated that it "does not believe that [(i)](5) should be hinged solely on the economic relativity of a proposal, since there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic viewpoint," and that, "[h]istorically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Nevertheless, a shareholder proposal is still excludable if it raises policy issues that are merely "significant in the abstract but ha[ve] no meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985).

The Staff has consistently held that even though a proposal may touch on a social issue, the issue is not necessarily of concern to a company's shareholders due to the minimal impact such issues have in relation to the company's business. For example, in *Kmart Corp.* (Mar. 11, 1994), a shareholder submitted a proposal requesting that the company's board of directors "initiate a review of Kmart's sale of firearms." Kmart stated in its letter to the Staff requesting no-action relief that firearms accounted for "substantially less than 5% of the Company's total assets, net earnings and gross sales." Kmart also stated that it was one of the world's largest retailers based on sales volume and that "[w]ith a product mix that is extremely diversified, the limited scope of the Company's sale of firearms are simply not significantly related to the Company's business." The Staff concurred with Kmart's argument and stated that, "the proposal relates to less than five percent of the Company's assets, revenues and earnings and is not otherwise significantly related to the Company's business." Similarly, in *American Stores Company* (Mar. 25, 1994), the Staff concurred with the company's argument to exclude the proposal pursuant to (i)(5). American Stores received a shareholder proposal to ban the sale of tobacco products in all of its stores. American Stores argued that it estimated that "the sale of tobacco products accounted for less than 4% of its net earnings and 2% of its gross sales for its most recent fiscal year," and that the "[i]nventory of tobacco products represented less than 1% of the Company's total assets." American Stores also noted that it was "one of the nation's leading food and drug retailers, selling thousands of different products," and that "[t]obacco products are one among hundreds of categories of products sold, and are not, within the meaning of Rule 14-8[(i)](5), otherwise significantly related to the Company's business."

The Proposal received by the Company is analogous to both shareholder proposals received in *Kmart* and *American Stores*, each of whom also described themselves as large retailers. The sale of products targeted by the Proposal account for significantly less than 0.5% of the Company's total assets, net earnings and gross sales, thus having a minimal impact on and is not significantly related to the company's business. *See also Hewlett-Packard Company* (Jan. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(5) when the subject matter of the proposal related to operations that were financially *de minimis* to the company and was not otherwise significantly related to the company's business).

Thus, even where shareholder proposals relate to social, ethical, or other similar issues, the Staff has concurred in the exclusion of such proposals when they had little connection to the company's actual operations. As discussed above, the Proposal relates to the sale of semi-automatic firearms and accessories by the Company, which are simply not significantly related to the retail operations of the Company's business. Therefore, the Proposal is excludable under Rule 14a-8(i)(5) for lack of relevance to the Company's business.

c. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague and Indefinite.

The Staff has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff's conclusions in prior No-Action Letters are consistent with the position that a proposal may be excluded pursuant to Rule 14a-8(i)(3) because the proposal is impermissibly vague or shareholders and/or the company is unable to determine the scope of actions or measures the proposal is seeking. *See, e.g., Capital One Financial Corp.* (Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they were voting either for or against"); *Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

When the terms of a shareholder proposal are inconsistent or unclear, and the proponent fails to provide adequate guidance on how to resolve such inconsistencies or uncertainties, the Staff has concurred with exclusion of the proposal under Rule 14a-8(i)(3). In *Bank of America Corp.* (Mar. 12, 2013), the proponent called for the company's board to appoint a committee to explore "extraordinary transactions that could enhance stockholder value." Bank of America argued that the term "extraordinary transactions" was vague and used inconsistently throughout the proposal and supporting statement. The Staff agreed, concurring with Bank of America that it could exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite.

The Proposal at issue here likewise is inherently vague and indefinite such that neither the Company nor the stockholders voting on the Proposal would be able to determine with reasonable certainty exactly the nature and scope of the Proposal. The Proposal asks for the Company's Board "to adopt a policy to ban the sale of semi-automatic firearms and accessories." However, it is not clear exactly what types of firearms would be covered by the proposed policy. For instance, the title of the Proposal states, "Ban Assault Weapon Sales at Fred Meyer Stores," but the Proposal and most of the Proposal's supporting statement does not reference the term "assault weapons." The first clause of the Proposal's supporting statement under the "Whereas" header states that Fred Meyer stores "sell firearms, including semi-automatic rifles and handguns," but then the second clause mentions "guns," the third clause mentions "high-capacity ammunition magazines," and the fourth clause returns to the title term of "[a]ssault weapons." The first four clauses of the Proposal's supporting statement use various terms that encapsulate different categories of firearms; for instance, the Merriam-Webster's (11th ed.) definition of an assault weapon (which is referred to in the Proposal's title and in the fourth clause of the

WEIL:\95615849\9\57387.0001

supporting statement) is "any of various automatic or semiautomatic firearms; *esp*: ASSAULT RIFLE," and the definition of an "assault rifle" states that it is "any of various automatic or semiautomatic rifles with large capacity magazines designed for military use". Merriam-Webster's definitions of the word "gun" (which is used in the second clause of the Proposal's supporting statement) include "a piece of ordnance usually with high muzzle velocity and comparatively flat trajectory, a portable firearm (as a rifle or handgun), or a device that throws a projectile." The reference to just "guns" introduces an even broader category of firearms, including single-shot firearms. Because the Proposal's supporting statement introduces different categories of firearms which are broader in scope than the term "semi-automatic firearms" used in the Proposal, this could result in both the Company and its shareholders not having a clear understanding of what types of firearms the Proposal is seeking to ban.

It is also unclear what types of products would be deemed covered by the term semi-automatic firearm "accessories" used in the Proposal. For example, firearm accessories could include holsters, ammunition cases and holders, but also include products which could be used in activities unrelated to firearms, such as hearing protection aides, protective eyeglasses, waterproof vests and jackets and cleaning accessories (*e.g.*, lubricating oils, cleaning sprays, brushes, swabs, cleaning rods and pads, and wipes). The Proposal's supporting statement does not provide clarity on what types of products would be covered by the phrase "accessories." Furthermore, the Proposal's supporting statement does not mention the word "accessories," and only addresses different categories of firearms. The Company and shareholders reading the Proposal might assume that the scope of the Proposal covers *all* accessories that could be used in connection with a semi-automatic firearm, even those that seem innocuous, such as the products categorized as cleaning accessories.

Here, the Proposal is fundamentally vague with respect to the nature and the scope of the proposed policy, particularly with respect to how key terms of the Proposal should be interpreted, and does not provide any guidance on how ambiguities should be resolved. The Proposal is excludable under Rule 14a-8(i)(3) because the Company and its shareholders could easily have significantly different interpretations of how to implement the Proposal if it were passed, namely the exact type of products the Proposal seeks to ban, and the Company's shareholders cannot be requested to guess on the breadth of what they are voting for.

III. Conclusion

For the foregoing reasons, please confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's Rule 14a-8 response.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at 212-310-8000 or contact me via email at lyuba.goltser@weil.com.

Very truly yours,

Lyuba Goltser
Partner

Attachments

cc:

Christine Wheatley
The Kroger Co.

Adam Kanzer
Domini Social Equity Fund
akanzer@domini.com

Exhibit A

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

January 12, 2016

Ms. Christine Wheatley
Group Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Ms. Wheatley:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in the Kroger Company (the "Company").

We are writing today to submit the attached shareholder proposal asking Kroger to adopt a policy to ban the sale of semi-automatic weapons and accessories at all of its owned and operated stores.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kroger shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kroger shares from our portfolio's custodian is forthcoming under separate cover. A representative of the Fund will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We may be joined by other investors in submitting this proposal. If so, please consider Domini to be the lead sponsor and copy me on all correspondence. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

cc: Kate Ward, Investor Relations

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Ban Assault Weapon Sales at Fred Meyer Stores

Resolved: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

Whereas:

Kroger owns Fred Meyer stores, which serve customers in Alaska, Idaho, Oregon and Washington State. Approximately one-third of Fred Meyer locations sell firearms, including semi-automatic rifles and handguns.

In 2015, more than 12,000 people were killed by guns in the United States, according to the Gun Violence Archive, including suicides.

According to the Violence Policy Center, since 1980, there have been at least 50 mass shootings in the United States where the shooter used high-capacity ammunition magazines. According to Mother Jones magazine, between 1982 and 2012 more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges. ("*More Than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines,*" February 27, 2013)

Assault weapons are civilian versions of military weapons. They are a class of semi-automatic firearms that require a single pull of the trigger for each shot fired, with the next round, typically stored in an ammunition clip, loaded automatically. Because someone using an assault weapon can fire many more shots before needing to reload, the shooter can kill a lot of people in a short time.

Fred Meyer gun counters are staffed by trained associates and the company seeks to comply with all local, state and federal background check and firearms sales laws. However, according to the *New York Times*, "The vast majority of guns used in 15 recent mass shootings, including at least two of the guns used in the San Bernardino attack, were bought legally and with a federal background check. At least eight gunmen had criminal histories or documented mental health problems that did not prevent them from obtaining their weapons." Eight of these shootings involved semi-automatic weapons. ("*How They Got Their Guns*", December 3, 2015)

Eighty-two percent of weapons involved in mass shootings over the last three decades have been bought legally, according to a database compiled by *Mother Jones* magazine. ("*More Than 80 Percent of Guns Used in Mass Shootings Obtained Legally*", NBC News, December 5, 2015)

Kroger has been a public target of "Moms Demand Action," a gun control group, for its policy permitting customers to openly carry firearms where legally permitted. The organization points to more sensible policies at Costco, Target, Giant, Whole Foods and Sprouts Farmers Market.

Semi-automatic firearm sales may represent a tiny fraction of Kroger's annual sales, but can represent a very significant reputational risk to the brand if a Fred Meyer store is connected to a mass shooting.

Exhibit B

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Tuesday, January 12, 2016 4:01 PM
To: Ward, Kate
Cc: Dailey, Keith G; Holmes, Cindy
Subject: Shareholder Proposal Submission

Dear Kate:

Attached, please find a shareholder proposal asking Kroger to stop selling semi-automatic weapons at its Fred Meyer stores. A hard copy will be arriving via UPS tomorrow.

I am still interested in speaking with the company about these issues, but decided to preserve our rights to bring the issue before shareholders, considering your filing deadline tomorrow. I look forward to hearing from you.

Sincerely,

Adam

Domini
SOCIAL INVESTMENTS®
Adam Kanzer | Managing Director
Domini Social Investments LLC
532 Broadway, 9th Floor | New York, NY 10012-3939
212-217-1027 | akanzer@domini.com | www.domini.com

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

January 12, 2016

Ms. Christine Wheatley
Group Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Ms. Wheatley:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in the Kroger Company (the "Company").

We are writing today to submit the attached shareholder proposal asking Kroger to adopt a policy to ban the sale of semi-automatic weapons and accessories at all of its owned and operated stores.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kroger shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kroger shares from our portfolio's custodian is forthcoming under separate cover. A representative of the Fund will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We may be joined by other investors in submitting this proposal. If so, please consider Domini to be the lead sponsor and copy me on all correspondence. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

cc: Kate Ward, Investor Relations

Ban Assault Weapon Sales at Fred Meyer Stores

Resolved: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

Whereas:

Kroger owns Fred Meyer stores, which serve customers in Alaska, Idaho, Oregon and Washington State. Approximately one-third of Fred Meyer locations sell firearms, including semi-automatic rifles and handguns.

In 2015, more than 12,000 people were killed by guns in the United States, according to the Gun Violence Archive, including suicides.

According to the Violence Policy Center, since 1980, there have been at least 50 mass shootings in the United States where the shooter used high-capacity ammunition magazines. According to Mother Jones magazine, between 1982 and 2012 more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges. (*"More Than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines,"* February 27, 2013)

Assault weapons are civilian versions of military weapons. They are a class of semi-automatic firearms that require a single pull of the trigger for each shot fired, with the next round, typically stored in an ammunition clip, loaded automatically. Because someone using an assault weapon can fire many more shots before needing to reload, the shooter can kill a lot of people in a short time.

Fred Meyer gun counters are staffed by trained associates and the company seeks to comply with all local, state and federal background check and firearms sales laws. However, according to the *New York Times*, "The vast majority of guns used in 15 recent mass shootings, including at least two of the guns used in the San Bernardino attack, were bought legally and with a federal background check. At least eight gunmen had criminal histories or documented mental health problems that did not prevent them from obtaining their weapons." Eight of these shootings involved semi-automatic weapons. ("*How They Got Their Guns*", December 3, 2015)

Eighty-two percent of weapons involved in mass shootings over the last three decades have been bought legally, according to a database compiled by *Mother Jones* magazine. ("*More Than 80 Percent of Guns Used in Mass Shootings Obtained Legally*", NBC News, December 5, 2015)

Kroger has been a public target of "Moms Demand Action," a gun control group, for its policy permitting customers to openly carry firearms where legally permitted. The organization points to more sensible policies at Costco, Target, Giant, Whole Foods and Sprouts Farmers Market.

Semi-automatic firearm sales may represent a tiny fraction of Kroger's annual sales, but can represent a very significant reputational risk to the brand if a Fred Meyer store is connected to a mass shooting.

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, January 27, 2016 5:11 PM
To: Hardesty, Laura M
Subject: RE: The Kroger Co. Shareholder Proposal
Importance: High

Dear Laura:

Our custodial letter is attached. Please let me know if you need anything further.

Best,

Adam

Domini
SOCIAL INVESTMENTS®
Adam Kanzer | Managing Director
Domini Social Investments LLC
532 Broadway, 9th Floor | New York, NY 10012-3939
212-217-1027 | akanzer@domini.com | www.domini.com

From: Hardesty, Laura M
Sent: Wednesday, January 13, 2016 4:19 PM
To: Adam Kanzer <akanzer@domini.com>
Subject: The Kroger Co. Shareholder Proposal

Mr. Kanzer,

We received the shareholder proposal dated January 12, 2016 sent by you on behalf of the Domini Social Equity Fund. I am writing to notify you that there is a technical defect in the proposal that needs to be corrected prior to its inclusion in the proxy statement.

We have not yet received the proof of ownership that you noted will be provided separately. Pursuant to Rule 14a-8, each shareholder submitting a proposal must also send proof of ownership of Kroger stock in excess of 1% or $2,000 held continuously for the one year period prior to the date of the proposal. Under the SEC rules, you are required to send proof of ownership within 14 days.

You may send the documentation to my attention via the contact information below.

Regards,
Laura

Laura M. Hardesty | Corporate Counsel
The Kroger Co. | 1014 Vine Street, Cincinnati, OH 45202

STATE STREET.

January 27th, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Kroger Co. for more than one year ***FISMA & OMB Memorandum M-07-16*** at the Depository Trust Company. As of January 12, 2016, State Street held 479,680 shares, 448,069 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Kroger Co.	479,680	448,069

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services

Limited Access

From: "Adelman, Jessica"
Date: February 17, 2016 at 4:44:22 PM EST
To: "akanzer@domini.com" <akanzer@domini.com>
Subject: Touching base - hello from Kroger

Hi Adam – hope you are well. Our General Counsel & Corporate Secretary Christine Wheatley and I wanted to touch base with you in the near future as we often are in dialogue with our various investor groups. Please let me know if you might have time tomorrow to speak for a few minutes. Thanks in advance and I look forward to our conversation.

Jessica C. Adelman
Group Vice President, Corporate Affairs
The Kroger Company

From: Ward, Kate [OMITTED]
Sent: Thursday, January 07, 2016 4:09 PM
To: Adam Kanzer <[OMITTED]>; Holmes, Cindy <[OMITTED]>
Cc: Dailey, Keith G <[OMITTED]>
Subject: RE: Shareholder Inquiry, Domini Social Investments

Adam,

Yes, Fred Meyer stores sell semi-automatic rifles and handguns.

Thanks,
Kate

Kate Ward | Investor Relations | The Kroger Co. | 1014 Vine St | Cincinnati, Ohio 45202 |
Office: [OMITTED] | [OMITTED]

From: Adam Kanzer [OMITTED]
Sent: Thursday, January 07, 2016 12:58 PM
To: Holmes, Cindy; Ward, Kate
Cc: Dailey, Keith G
Subject: RE: Shareholder Inquiry, Domini Social Investments

Thank you Cindy for the response. I'll direct our follow-up to Kate – Can you confirm whether or not Fred Meyer stores sell semi-automatic weapons (rifles or handguns)?

Thanks very much.

Adam

Domini
SOCIAL INVESTMENTS®
Adam Kanzer|Managing Director
Domini Social Investments LLC

From: Holmes, Cindy [OMITTED]]
Sent: Wednesday, January 06, 2016 8:51 AM
To: Adam Kanzer <[OMITTED] >
Cc: Ward, Kate <[OMITTED] >; Dailey, Keith G <[OMITTED] >
Subject: RE: Shareholder Inquiry, Domini Social Investments

Good morning, Adam.

I apologize, again, for the delay in responding to your email.

Our Fred Meyer stores serve a wide variety of customers in Alaska, Idaho, Oregon and Washington State, offering a full-service grocery experience as well as a full line of general merchandise products, including apparel, furniture, outdoor garden and sporting goods. About one-third of our Fred Meyer locations sell firearms. Fred Meyer gun counters are staffed by individually-trained associates and are located primarily in rural communities with large concentrations of hunting and sport-shooting enthusiasts. These locations sell hunting and sporting rifles, shotguns and handguns. As a responsible retailer, we are careful to comply with all local, state and federal background check and firearms sales laws. Firearms account for very small percent of sales, excluding fuel, at Fred Meyer. No other Kroger family of store banners sell firearms.

Additionally, I want to let you know that I am transitioning out of the investor relations role, moving to our pension investment team. Kate Ward, copied on this email, is assuming the IR responsibilities.

Best,

Cindy Holmes
Sr. Director, Pension Investments
The Kroger Co.
[OMITTED]
513.762.4204

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Lyuba Goltser
lyuba.goltser@weil.com

February 19, 2016

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: The Kroger Co. – 2016 Annual Meeting Omission of Shareholder Proposal of Domini Social Equity Fund Pursuant to Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, The Kroger Co. (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received the shareholder proposal attached as Exhibit A (the "Proposal") submitted on behalf of Domini Social Equity Fund (the "Proponent") by Domini Social Investments LLC for inclusion in the Company's form of proxy statement and other proxy materials (together, the "Proxy Materials") for its 2016 annual meeting of shareholders. In reliance on Rule 14a-8 under the Exchange Act, the Company intends to omit the Proposal from the Proxy Materials, alternatively, pursuant to:

- Rule 14a-8(i)(7) (ordinary business operations);
- Rule 14a-8(i)(5) (relevance); or
- Rule 14a-8(i)(3) (impermissibly vague).

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company intends to file the Proxy Materials in definitive form with the Commission. The Company intends to file and make available to shareholders its Proxy Materials on or about May 11, 2016. The Company's Annual Meeting of Shareholders is scheduled to be held on June 23, 2016. The Company intends to file definitive copies of the

Proxy Materials with the Commission at the same time the Proxy Materials are first made available to shareholders.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company has submitted this letter, the related relevant correspondence between the Company and the Proponent, and the related exhibits to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and related exhibits is being simultaneously provided by email on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the Proxy Materials.

The Company agrees to promptly forward to the Proponent any Staff response to the Company's no-action request that the Staff transmits to the Company by mail, email and/or facsimile. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs the Proponent that the undersigned on behalf of the Company is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. The Proposal

The Company received the Proposal, accompanied by a cover letter from Domini Social Investments, LLC, writing on behalf of the Proponent, via email on January 12, 2016 and via United Postal Service on January 13, 2016.

The Proposal states:

> **Resolved**: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

The cover letter and the Proposal, along with the supporting statement consisting of eight clauses under the "Whereas" header, are attached to this letter as Exhibit A.

Other relevant correspondence between the Proponent and the Company are attached to this letter as Exhibit B.

II. Basis for Exclusion

a. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because the Proposal Is Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business operations." According to the Commission's release

WEIL:\95615849\9\57387.0001

accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "May 1998 Release").

In the May 1998 Release, the Commission explained that there were two considerations underlying the general policy for the ordinary business exclusion. The first consideration relates to the subject matter of the proposal. The Commission stated that, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Both considerations are rooted in a fundamental "corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.* (citing Release No. 12999 (Nov. 22, 1976)). In Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that there is a significant policy exception to the use of the ordinary business exclusion, such that shareholder proposals in which the "underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant...would be appropriate for a shareholder vote...***as long as a sufficient nexus exists between the nature of the proposal and the company***." (emphasis added)

In the recently issued Staff Legal Bulletin No. 14H (Oct. 22, 2015) ("SLB 14H"), the Staff provided further guidance on the scope and application of Rule 14a-8(i)(7), in light of *Trinity Wall Street v. Wal-Mart Stores, Inc.* (792 F.3d 323 (3d Cir. 2015)). In *Trinity v. Wal-Mart*, the U.S. Court of Appeals for the Third Circuit addressed the application of Rules 14a-8(i)(7) and 14a-8(i)(3). The Third Circuit reversed a decision by the U.S. District Court for the District of Delaware, which previously ruled that the Trinity proposal could not be excluded by Wal-Mart. A three-judge panel of the Third Circuit unanimously ruled that Trinity's proposal was excludable under Rule 14a-8(i)(7). The case arose from the no-action relief granted to Wal-Mart by the Staff on March 20, 2014, whereby the Staff concurred that Wal-Mart could exclude the proposal under Rule 14a-8(i)(7) on the grounds that the proposal related to Wal-Mart's ordinary business operations.

In SLB 14H, the Staff agreed with the Third Circuit's conclusion that the Trinity proposal was excludable; however, they disagreed with the Third Circuit majority opinion's use of a new analytical approach and agreed with the concurring opinion's analysis of Rule 14a-8(i)(7). In SLB 14H, the Staff reaffirmed that they "intend[ed] to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the [Staff]'s prior application of the exclusion, as endorsed by the concurring judge, when considering no-action requests that raise Rule 14a-8(i)(7) as a basis for exclusion." The Company believes that the established precedents set forth below support the conclusion that the Proposal relates to ordinary business matters, and therefore is excludable under Rule 14a-8(i)(7).

i. ***The Proposal Relates to Tasks That Are Fundamental to Management's Ability to Run the Company on a Day-to-Day Basis and Are Not Suitable For Shareholder Oversight, Namely Sale of a Particular Product***

The Company operates retail food and drug stores, multi-department stores, jewelry stores, and convenience stores throughout the United States, and sells hundreds of thousands of products. The decision of what products and services to offer for sale is a central part of the Company's business and, as such, undoubtedly a matter relating to a retailer's ordinary business operations. The Company is constantly evaluating its product and service offerings and making informed decisions on how to best meet the demands of its large and heterogeneous customer base around the country. Because of the inherent complexity of the merchandising decisions associated with Company's retail management across all of its brands and services, and the sophistication required to analyze and act effectively with respect to such activities, the decision that the Proposal seeks to influence are properly within the discretion of the Company's management and should not be the subject of direct shareholder oversight.

The Staff has consistently taken the position that the sale or distribution of a particular product or product line, even if such product or product line is controversial, involves the ordinary business operations of a company and are excludable pursuant to Rule 14a-8(i)(7). For instance, in *Wal-Mart Stores, Inc.* (Mar. 9, 2001), the shareholder proposal requested that the retailer adopt a policy to ban "the sell [sic] of handguns and their accompanying ammunition, in any way (e.g. by special order)." We note that the resolution proposed in the Wal-Mart (2001) proposal is very similar to the Company's Proposal; both proposals focus on a policy banning the sale of firearms. The Staff permitted Wal-Mart to exclude the shareholder proposal pursuant to "Rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., the sale of a particular product)."

We note that the Staff also permitted exclusion of Trinity's proposal to *Wal-Mart Stores, Inc.* (Mar. 20, 2014), which led to the *Trinity v. Wal-Mart* case described above. Trinity's proposal to Wal-Mart (2014) requested that Wal-Mart's board amend a committee charter to provide for oversight concerning the formulation and implementation of policies and standards that determine whether Wal-Mart should sell certain products, namely guns equipped with high-capacity magazines. As noted in SLB 14H, the analysis of Rule 14a-8(i)(7) "should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed." The underlying subject matter of Trinity's 2014 proposal focused on the decision-making process behind the sale of particular products by Wal-Mart, and therefore the Staff found the proposal excludable under Rule 14a-8(i)(7) as relating to the products and services offered for sale by a company.

Similarly, on proposals that raised issues relating to animal welfare and focused on the sale of particular products, the Staff permitted both *The Home Depot, Inc.* (Jan. 24, 2008) and *Lowe's Companies, Inc.* (Feb. 1, 2008) to exclude proposals pursuant to Rule 14a-8(i)(7), which had requested that each retailer end its sale of glue traps. *See also Dillard's, Inc.* (Feb. 27, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) when the proposal requested that the company eliminate the sale of fur from raccoon dogs).

The Staff has also taken a consistent stance on the sale of tobacco products by a retailer, allowing exclusion of proposals which focused on the ban the sale of tobacco and tobacco-related products because such proposals related the company's ordinary business operations. In *Albertson's, Inc.* (Mar. 23, 2001) and *Wal-Mart Stores, Inc.* (Mar. 20, 2001), the Staff permitted the retailers to exclude similar proposals requesting that each retailer discontinue the sale of tobacco-products. *See also Walgreen Co.* (Sept. 29, 1997) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) when the proposal requested the company to stop the sale of tobacco in its stores); and *Marriott International, Inc.* (Feb. 13, 2004) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(7) when the proposal requested that the company adopt a policy to ban the sale of sexually explicit material in its hotel rooms and gift shops).

The Proposal relates to ordinary business matters of the Company, namely the decision to sell particular products. These matters are fundamental to management's ability to run the Company on a day-to-day basis and are not suitable for shareholder oversight; thus, the Proposal is excludable under Rule 14a-8(i)(7).

ii. ***Even if the Proposal Touches Upon a Significant Policy Issue, No Sufficient Nexus Exists Between the Nature of the Proposal and the Company's Business***

In SLB 14H, the Staff reaffirmed their views on Rule 14a-8(i)(7) following the Third Circuit's decision in *Trinity Wall Street. v. Wal-Mart Stores, Inc.*, and stated that proposals which focus on a significant policy issue transcend a company's ordinary business operations and therefore, are not excludable under Rule 14a-8(i)(7). Assuming for discussion purposes only that the Proposal raises a significant policy issue, the Proposal would still be excludable pursuant to Rule 14a-8(i)(7). SLB 14H noted that determining "whether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." SLB 14H also referenced to SLB 14E, that "a proposal generally will not be excludable 'as long as a sufficient nexus exists between the nature of the proposal and the company'".

In applying the analysis of whether a sufficient nexus exists between the nature of the proposal and the Company, the Company believes that the Staff has at least implicitly recognized a distinction between manufacturers of products versus retailers of products. In the example of *Wal-Mart Stores, Inc.* (Mar. 9, 2001) cited above, the Staff permitted Wal-Mart to exclude a proposal that requested the retailer to stop selling guns and ammunition. However, just four days prior to that Wal-Mart decision, the Staff declined to concur in the exclusion of a shareholder proposal to *Sturm, Ruger & Co.* (Mar. 5, 2001), which sought to have the gun manufacturer's board prepare a report on the company's policies and procedures aimed at stemming the incidence of gun violence in the United States.

A similar distinction has been drawn in connection with no-action requests relating to tobacco manufacturers versus tobacco retailers. In *Phillip Morris Cos. Inc.* (Feb. 22, 1990), the manufacturer received a proposal requesting that it create a special committee to report on its tobacco advertisements on minors. The Staff declined to concur in the exclusion of that proposal due to the "growing significance of social and public policy issues attendant to operations involving the manufacture and distribution of tobacco related products." In another example involving a tobacco manufacturer, the Staff declined to concur in the exclusion of a shareholder proposal to *R.J. Reynolds Tobacco Holdings, Inc.* (Mar. 7, 2002), which requested that additional health disclosures be made to customers on the packaging of tobacco products. In contrast, similar proposals submitted to retailers of tobacco products have been deemed by the Staff to be excludable pursuant to Rule 14a-8(i)(7). For example, in *Rite Aid Corp.* (Mar. 24, 2015), a proposal requested that a board committee provide additional oversight in the policies and standards determining whether the company should sell certain products (particularly cigarettes). The Staff concurred in the exclusion of the proposal because it related to the ordinary business operations of the company. *See also* the following letters cited above related to tobacco retailers: *Albertson's, Inc.* (Mar. 23, 2001); *Wal-Mart Stores, Inc.* (Mar. 20, 2001); and *Walgreen Co.* (Sept. 29, 1997).

As further described below in Section (b) of this letter, firearm-related products make up a tiny portion of the Company's product and service offerings, and, likewise, firearm-related sales constitute an insignificant portion of the Company's overall business. The Company is not involved in the manufacture or production of semi-automatic firearms and accessories and, therefore, consistent with the foregoing precedent, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and no sufficient nexus exists between the nature of the Proposal and the Company.

iii. ***The Proposal Seeks to Micro-Manage the Company By Imposing a Specific Time-Frame***

Further, the May 1998 Release stated that the second consideration in whether the ordinary business exclusion is implicated (*i.e.*, whether the proposal seeks to "micro-manage" the company) "may come into play in a number of circumstances, such as where the proposal…seeks to impose specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The Proposal states that the "policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores…should be adopted, and reported to shareholders, by December, 2016." A commitment to ban the sale of all semi-automatic firearms and accessories that is not based on a company's individual analysis of what products to sell, and/or that it may not otherwise be required to make under existing rules and regulations, could ultimately require the Company's management to make unnecessary or ill-advised business decisions that are not in the Company's or its shareholders' long-term best interests. The

WEIL:\95615849\9\57387.0001

Proposal, if implemented, would place the Company in a position to interpret and adopt the policy in approximately five months to meet the December 1, 2016 deadline imposed by the Proposal. Ultimately, adopting the Proposal would also limit the Company's ability to make day-to-day business decisions which are fundamental to operating its business effectively and efficiently. *See The Chubb Corp.* (Feb. 26, 2007) (permitting exclusion under Rule 14a-8(i)(7) when the proposal asked the company to provide a report related to climate change within six months of the company's annual meeting).

Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it seeks to micro-manage the Company by probing too deeply into matters which shareholders as a group are not in position to make an informed judgement, namely the decision-making and timing processes behind the sale of a particular product.

b. The Proposal May be Excluded Under Rule 14a-8(i)(5) Because It Relates to Operations that Account for Less than 5% of the Company's Assets, Earnings and Sales, and Is Not Otherwise Significantly Related to the Company's Business.

Rule 14a-8(i)(5) provides that a shareholder proposal is excludable if "[i]f it relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Company is one of the nation's largest retailers and operates, either directly or through one of its subsidiaries, approximately 2,774 supermarkets and multi-department stores in 35 states and the District of Columbia. The Company sells hundreds of thousands of products in its stores, of which semi-automatic firearms and their accessories constitute a tiny percentage. Semi-automatic firearms and accessories are sold only in the Company's Fred Meyer stores, which, as the Proposal even acknowledges, operates in just four states. At the end of the Company's fiscal year ended January 30, 2016, the Company estimates that the inventory of semi-automatic firearms and accessories (including all ammunition) accounted for approximately 0.01% of the Company's total assets, and that semi-automatic firearms and accessories sales (including all ammunition) accounted for less than 0.07% of the Company's net earnings and less than 0.007% of the Company's gross sales. Thus, it is clear that semi-automatic firearm-related sales constitute an insignificant portion of the Company's overall business.

The Company notes that even though its sale of semi-automatic firearms and accessories does not meet the 5 percent thresholds set forth in Rule 14a-8(i)(5), the Company may not be able to rely on (i)(5) for exclusion if the Proposal was "otherwise significantly related to the company's business." In the Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Related to Proposals by Security Holders, Rel. No. 34-19135 (Oct. 14, 1982), the Commission stated that it "does not believe that [(i)](5) should be hinged solely on the economic relativity of a proposal, since there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic viewpoint," and that, "[h]istorically, the Commission staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Nevertheless, a shareholder proposal is still excludable if it raises policy issues that are merely "significant in the abstract but ha[ve] no meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985).

The Staff has consistently held that even though a proposal may touch on a social issue, the issue is not necessarily of concern to a company's shareholders due to the minimal impact such issues have in relation to the company's business. For example, in *Kmart Corp.* (Mar. 11, 1994), a shareholder submitted a proposal requesting that the company's board of directors "initiate a review of Kmart's sale of firearms." Kmart stated in its letter to the Staff requesting no-action relief that firearms accounted for "substantially less than 5% of the Company's total assets, net earnings and gross sales." Kmart also stated that it was one of the world's largest retailers based on sales volume and that "[w]ith a product mix that is extremely diversified, the limited scope of the Company's sale of firearms are simply not significantly related to the Company's business." The Staff concurred with Kmart's argument and stated that, "the proposal relates to less than five percent of the Company's assets, revenues and earnings and is not otherwise significantly related to the Company's business." Similarly, in *American Stores Company* (Mar. 25, 1994), the Staff concurred with the company's argument to exclude the proposal pursuant to (i)(5). American Stores received a shareholder proposal to ban the sale of tobacco products in all of its stores. American Stores argued that it estimated that "the sale of tobacco products accounted for less than 4% of its net earnings and 2% of its gross sales for its most recent fiscal year," and that the "[i]nventory of tobacco products represented less than 1% of the Company's total assets." American Stores also noted that it was "one of the nation's leading food and drug retailers, selling thousands of different products," and that "[t]obacco products are one among hundreds of categories of products sold, and are not, within the meaning of Rule 14-8[(i)](5), otherwise significantly related to the Company's business."

The Proposal received by the Company is analogous to both shareholder proposals received in *Kmart* and *American Stores*, each of whom also described themselves as large retailers. The sale of products targeted by the Proposal account for significantly less than 0.5% of the Company's total assets, net earnings and gross sales, thus having a minimal impact on and is not significantly related to the company's business. *See also Hewlett-Packard Company* (Jan. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(5) when the subject matter of the proposal related to operations that were financially *de minimis* to the company and was not otherwise significantly related to the company's business).

Thus, even where shareholder proposals relate to social, ethical, or other similar issues, the Staff has concurred in the exclusion of such proposals when they had little connection to the company's actual operations. As discussed above, the Proposal relates to the sale of semi-automatic firearms and accessories by the Company, which are simply not significantly related to the retail operations of the Company's business. Therefore, the Proposal is excludable under Rule 14a-8(i)(5) for lack of relevance to the Company's business.

c. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague and Indefinite.

The Staff has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff's conclusions in prior No-Action Letters are consistent with the position that a proposal may be excluded pursuant to Rule 14a-8(i)(3) because the proposal is impermissibly vague or shareholders and/or the company is unable to determine the scope of actions or measures the proposal is seeking. *See, e.g., Capital One Financial Corp.* (Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they were voting either for or against"); *Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

When the terms of a shareholder proposal are inconsistent or unclear, and the proponent fails to provide adequate guidance on how to resolve such inconsistencies or uncertainties, the Staff has concurred with exclusion of the proposal under Rule 14a-8(i)(3). In *Bank of America Corp.* (Mar. 12, 2013), the proponent called for the company's board to appoint a committee to explore "extraordinary transactions that could enhance stockholder value." Bank of America argued that the term "extraordinary transactions" was vague and used inconsistently throughout the proposal and supporting statement. The Staff agreed, concurring with Bank of America that it could exclude the proposal pursuant to Rule 14a-8(i)(3) as vague and indefinite.

The Proposal at issue here likewise is inherently vague and indefinite such that neither the Company nor the stockholders voting on the Proposal would be able to determine with reasonable certainty exactly the nature and scope of the Proposal. The Proposal asks for the Company's Board "to adopt a policy to ban the sale of semi-automatic firearms and accessories." However, it is not clear exactly what types of firearms would be covered by the proposed policy. For instance, the title of the Proposal states, "Ban Assault Weapon Sales at Fred Meyer Stores," but the Proposal and most of the Proposal's supporting statement does not reference the term "assault weapons." The first clause of the Proposal's supporting statement under the "Whereas" header states that Fred Meyer stores "sell firearms, including semi-automatic rifles and handguns," but then the second clause mentions "guns," the third clause mentions "high-capacity ammunition magazines," and the fourth clause returns to the title term of "[a]ssault weapons." The first four clauses of the Proposal's supporting statement use various terms that encapsulate different categories of firearms; for instance, the Merriam-Webster's (11th ed.) definition of an assault weapon (which is referred to in the Proposal's title and in the fourth clause of the supporting statement) is "any of various automatic or semiautomatic firearms; *esp*: ASSAULT RIFLE," and the definition of an "assault rifle" states that it is "any of various automatic or semiautomatic rifles with large capacity magazines designed for military use". Merriam-Webster's definitions of the word "gun" (which is used in the second clause of the Proposal's supporting statement) include "a piece of ordnance usually with high muzzle velocity and comparatively flat trajectory, a portable firearm (as a rifle or handgun), or a device that throws a projectile." The reference to just "guns" introduces an even broader category of firearms, including single-shot firearms. Because the Proposal's supporting statement introduces different categories of firearms which are broader in scope than the term "semi-automatic firearms" used in the Proposal, this could result in both the Company and its shareholders not having a clear understanding of what types of firearms the Proposal is seeking to ban.

It is also unclear what types of products would be deemed covered by the term semi-automatic firearm "accessories" used in the Proposal. For example, firearm accessories could include holsters, ammunition cases and holders, but also include products which could be used in activities unrelated to firearms, such as hearing protection aides, protective eyeglasses, waterproof vests and jackets and cleaning accessories (*e.g.*, lubricating oils, cleaning sprays, brushes, swabs, cleaning rods and pads, and wipes). The Proposal's supporting statement does not provide clarity on what types of products would be covered by the phrase "accessories." Furthermore, the Proposal's supporting statement does not mention the word "accessories," and only addresses different categories of firearms. The Company and shareholders reading the Proposal might assume that the scope of the Proposal covers *all* accessories that could be used in connection with a semi-automatic firearm, even those that seem innocuous, such as the products categorized as cleaning accessories.

Here, the Proposal is fundamentally vague with respect to the nature and the scope of the proposed policy, particularly with respect to how key terms of the Proposal should be interpreted, and does not provide any guidance on how ambiguities should be resolved. The Proposal is excludable under Rule 14a-8(i)(3) because the Company and its shareholders could easily have significantly different interpretations of how to implement the Proposal if it were passed, namely the exact type of products the Proposal seeks to ban, and the Company's shareholders cannot be requested to guess on the breadth of what they are voting for.

III. Conclusion

For the foregoing reasons, please confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's Rule 14a-8 response.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at 212-310-8000 or contact me via email at lyuba.goltser@weil.com.

Very truly yours,

Lyuba Goltser
Partner

Attachments

cc:

Christine Wheatley
The Kroger Co.

Adam Kanzer
Domini Social Equity Fund
akanzer@domini.com

Exhibit A

Domini
SOCIAL INVESTMENTS®

Investing for Good[SM]

January 12, 2016

Ms. Christine Wheatley
Group Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Ms. Wheatley:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in the Kroger Company (the "Company").

We are writing today to submit the attached shareholder proposal asking Kroger to adopt a policy to ban the sale of semi-automatic weapons and accessories at all of its owned and operated stores.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kroger shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kroger shares from our portfolio's custodian is forthcoming under separate cover. A representative of the Fund will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We may be joined by other investors in submitting this proposal. If so, please consider Domini to be the lead sponsor and copy me on all correspondence. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

cc: Kate Ward, Investor Relations

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Ban Assault Weapon Sales at Fred Meyer Stores

Resolved: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

Whereas:

Kroger owns Fred Meyer stores, which serve customers in Alaska, Idaho, Oregon and Washington State. Approximately one-third of Fred Meyer locations sell firearms, including semi-automatic rifles and handguns.

In 2015, more than 12,000 people were killed by guns in the United States, according to the Gun Violence Archive, including suicides.

According to the Violence Policy Center, since 1980, there have been at least 50 mass shootings in the United States where the shooter used high-capacity ammunition magazines. According to Mother Jones magazine, between 1982 and 2012 more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges. ("*More Than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines,*" February 27, 2013)

Assault weapons are civilian versions of military weapons. They are a class of semi-automatic firearms that require a single pull of the trigger for each shot fired, with the next round, typically stored in an ammunition clip, loaded automatically. Because someone using an assault weapon can fire many more shots before needing to reload, the shooter can kill a lot of people in a short time.

Fred Meyer gun counters are staffed by trained associates and the company seeks to comply with all local, state and federal background check and firearms sales laws. However, according to the *New York Times*, "The vast majority of guns used in 15 recent mass shootings, including at least two of the guns used in the San Bernardino attack, were bought legally and with a federal background check. At least eight gunmen had criminal histories or documented mental health problems that did not prevent them from obtaining their weapons." Eight of these shootings involved semi-automatic weapons. ("*How They Got Their Guns*", December 3, 2015)

Eighty-two percent of weapons involved in mass shootings over the last three decades have been bought legally, according to a database compiled by *Mother Jones* magazine. ("*More Than 80 Percent of Guns Used in Mass Shootings Obtained Legally*", NBC News, December 5, 2015)

Kroger has been a public target of "Moms Demand Action," a gun control group, for its policy permitting customers to openly carry firearms where legally permitted. The organization points to more sensible policies at Costco, Target, Giant, Whole Foods and Sprouts Farmers Market.

Semi-automatic firearm sales may represent a tiny fraction of Kroger's annual sales, but can represent a very significant reputational risk to the brand if a Fred Meyer store is connected to a mass shooting.

Exhibit B

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Tuesday, January 12, 2016 4:01 PM
To: Ward, Kate
Cc: Dailey, Keith G; Holmes, Cindy
Subject: Shareholder Proposal Submission

Dear Kate:

Attached, please find a shareholder proposal asking Kroger to stop selling semi-automatic weapons at its Fred Meyer stores. A hard copy will be arriving via UPS tomorrow.

I am still interested in speaking with the company about these issues, but decided to preserve our rights to bring the issue before shareholders, considering your filing deadline tomorrow. I look forward to hearing from you.

Sincerely,

Adam

Domini
SOCIAL INVESTMENTS®
Adam Kanzer | Managing Director
Domini Social Investments LLC
532 Broadway, 9th Floor | New York, NY 10012-3939
212-217-1027 | akanzer@domini.com | www.domini.com

Domini
SOCIAL INVESTMENTS®

Investing for Good℠

January 12, 2016

Ms. Christine Wheatley
Group Vice President, Secretary and General Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Via United Parcel Service

RE: Shareholder Proposal Submission

Dear Ms. Wheatley:

I am writing on behalf of the Domini Social Equity Fund, a long-term shareholder in the Kroger Company (the "Company").

We are writing today to submit the attached shareholder proposal asking Kroger to adopt a policy to ban the sale of semi-automatic weapons and accessories at all of its owned and operated stores.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Kroger shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Kroger shares from our portfolio's custodian is forthcoming under separate cover. A representative of the Fund will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We may be joined by other investors in submitting this proposal. If so, please consider Domini to be the lead sponsor and copy me on all correspondence. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Social Equity Fund
Managing Director, Domini Social Investments LLC

cc: Kate Ward, Investor Relations

532 Broadway, 9th Floor | New York, NY 10012-3939 | Tel: 212-217-1100 | Fax: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Ban Assault Weapon Sales at Fred Meyer Stores

Resolved: Shareholders of Kroger (the "Company") urge the Board of Directors to adopt a policy to ban the sale of semi-automatic firearms and accessories at all company owned and operated stores. The policy should be adopted, and reported to shareholders, by December, 2016.

Whereas:

Kroger owns Fred Meyer stores, which serve customers in Alaska, Idaho, Oregon and Washington State. Approximately one-third of Fred Meyer locations sell firearms, including semi-automatic rifles and handguns.

In 2015, more than 12,000 people were killed by guns in the United States, according to the Gun Violence Archive, including suicides.

According to the Violence Policy Center, since 1980, there have been at least 50 mass shootings in the United States where the shooter used high-capacity ammunition magazines. According to Mother Jones magazine, between 1982 and 2012 more than half of mass shooters used semi-automatic assault weapons and weapons equipped with high capacity cartridges. ("*More Than Half of Mass Shooters Used Assault Weapons and High-Capacity Magazines,*" February 27, 2013)

Assault weapons are civilian versions of military weapons. They are a class of semi-automatic firearms that require a single pull of the trigger for each shot fired, with the next round, typically stored in an ammunition clip, loaded automatically. Because someone using an assault weapon can fire many more shots before needing to reload, the shooter can kill a lot of people in a short time.

Fred Meyer gun counters are staffed by trained associates and the company seeks to comply with all local, state and federal background check and firearms sales laws. However, according to the *New York Times*, "The vast majority of guns used in 15 recent mass shootings, including at least two of the guns used in the San Bernardino attack, were bought legally and with a federal background check. At least eight gunmen had criminal histories or documented mental health problems that did not prevent them from obtaining their weapons." Eight of these shootings involved semi-automatic weapons. ("*How They Got Their Guns*", December 3, 2015)

Eighty-two percent of weapons involved in mass shootings over the last three decades have been bought legally, according to a database compiled by *Mother Jones* magazine. ("*More Than 80 Percent of Guns Used in Mass Shootings Obtained Legally*", NBC News, December 5, 2015)

Kroger has been a public target of "Moms Demand Action," a gun control group, for its policy permitting customers to openly carry firearms where legally permitted. The organization points to more sensible policies at Costco, Target, Giant, Whole Foods and Sprouts Farmers Market.

Semi-automatic firearm sales may represent a tiny fraction of Kroger's annual sales, but can represent a very significant reputational risk to the brand if a Fred Meyer store is connected to a mass shooting.

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, January 27, 2016 5:11 PM
To: Hardesty, Laura M
Subject: RE: The Kroger Co. Shareholder Proposal
Importance: High

Dear Laura:

Our custodial letter is attached. Please let me know if you need anything further.

Best,

Adam

Domini
SOCIAL INVESTMENTS®
Adam Kanzer | Managing Director
Domini Social Investments LLC
532 Broadway, 9th Floor | New York, NY 10012-3939
212-217-1027 | akanzer@domini.com | www.domini.com

From: Hardesty, Laura M
Sent: Wednesday, January 13, 2016 4:19 PM
To: Adam Kanzer <akanzer@domini.com>
Subject: The Kroger Co. Shareholder Proposal

Mr. Kanzer,

We received the shareholder proposal dated January 12, 2016 sent by you on behalf of the Domini Social Equity Fund. I am writing to notify you that there is a technical defect in the proposal that needs to be corrected prior to its inclusion in the proxy statement.

We have not yet received the proof of ownership that you noted will be provided separately. Pursuant to Rule 14a-8, each shareholder submitting a proposal must also send proof of ownership of Kroger stock in excess of 1% or $2,000 held continuously for the one year period prior to the date of the proposal. Under the SEC rules, you are required to send proof of ownership within 14 days.

You may send the documentation to my attention via the contact information below.

Regards,
Laura

Laura M. Hardesty | Corporate Counsel
The Kroger Co. | 1014 Vine Street, Cincinnati, OH 45202

STATE STREET.

January 27th, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Kroger Co. for more than one year FISMA & OMB Memorandum M-07-16 at the Depository Trust Company. As of January 12, 2016, State Street held 479,680 shares, 448,069 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Kroger Co.	479,680	448,069

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services

From: "Adelman, Jessica"
Date: February 17, 2016 at 4:44:22 PM EST
To: "akanzer@domini.com" <akanzer@domini.com>
Subject: Touching base - hello from Kroger

Hi Adam – hope you are well. Our General Counsel & Corporate Secretary Christine Wheatley and I wanted to touch base with you in the near future as we often are in dialogue with our various investor groups. Please let me know if you might have time tomorrow to speak for a few minutes. Thanks in advance and I look forward to our conversation.

Jessica C. Adelman
Group Vice President, Corporate Affairs
The Kroger Company
